Filed pursuant to Rule 423(b)(3)

Registration Nos. 333-284364 and 811-23881

SOUND POINT MERIDIAN CAPITAL, INC.

SUPPLEMENT NO. 2 DATED JUNE 24, 2025

TO THE PROSPECTUS DATED MARCH 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Sound Point Meridian Capital, Inc. (the “Company”), dated March 14, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to include the Company’s amended Annual Report to stockholders for the period beginning on June 13, 2024 (commencement of operations) and ending March 31, 2025, filed on June 24, 2025.

Annual Report to Stockholders

On June 24, 2025, the Company filed its amended Annual Report to stockholders for the period beginning on June 13, 2024 (commencement of operations) and ending March 31, 2025 (the “Amended Report”), with the Securities and Exchange Commission. The Amended Report is attached to this Supplement.

SoundPoint MeridianCapital

SOUND POINT MERIDIAN CAPITAL, INC.

Annual Report

MARCH 31, 2025

NYSE Listed: SPMC

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(UNAUDITED)

May 29, 2025

Dear Stockholders,

We are excited to provide you with the inaugural annual report of Sound Point Meridian Capital, Inc. (“we”, “us”, “our”, “Company” or “SPMC”) for the period beginning on June 13, 2024 (“IPO”) and ending March 31, 2025.

The Company is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and is advised by Sound Point Meridian Management Company, LLC (the “Adviser”). The Company’s primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. We seek to achieve our investment objectives by investing primarily in equity and mezzanine tranches of collateralized loan obligations, or “CLOs,” which are securitized by portfolios consisting primarily of below-investment grade U.S. senior secured loans. We aim to leverage our origination, underwriting and portfolio management capabilities to construct a diversified portfolio of CLO investments that provides a steady source of income and downside protection. Our actively managed, flexible investment approach, with a focus on relative value, aims to generate compelling total returns for our stockholders over the long-term.

For the year ended March 31, 2025, the Company distributed $2.08 per common share. The Company’s common shares closed the fiscal year at a price of $19.94 per share, delivering a 10.52% total return on market value to our IPO investors. For comparison, during the same time period, the S&P 500 Index generated a 4.36% total return, while the Morningstar LSTA US Leveraged Loan Index generated a 4.95% total return. As of March 31, 2025, the weighted average reinvestment period of our portfolio was 4.1 years versus the CLO 2.01 market median of 1.8 years. We believe CLO equity investments with longer reinvestment periods provide the ability to manage through periods of loan volatility and trading of the underlying loan portfolios.

During the year, we:

●	Deployed $291.8 million[5] in new CLO equity investments since our IPO and sold $77.1 million of existing CLO investments.

●	Refinanced 19 CLOs in our portfolio, lengthening the reinvestment period and lowering the cost of debt of each, which in many cases, increases the excess cashflow available to our equity investments.

●	Recorded net investment income (“NII”) and total income from investment operations (“NI”) of $2.22 and $0.86, respectively, per weighted average common share.[2]

●	Entered into a 2-year, $100 million revolving credit facility at a floating financing rate of SOFR+3.75%, providing us flexibility to patiently deploy capital in attractive investment opportunities over time.

●	Issued a 5-year, $57.5 million Series A Preferred Shares Offering with an 8.00% stated rate, resulting in net proceeds of $55.7 million.

Common Stock

On June 13, 2024, the Company announced the pricing of its IPO of 4,000,000 shares of common stock at a public offering price of $20.00 per share. On a pro forma basis, after giving effect to the sale of 4,000,000 shares and the payment of certain offering expenses, the Company’s net asset value (“NAV”) was $400.1 million, or $19.99 per share. The Company’s common shares trade on the New York Stock Exchange under the symbol “SPMC”. Our common share price may differ from the NAV per share.

On March 14, 2025, the Company entered into a committed equity financing agreement with B. Riley Principal Capital II, LLC (“BRPC II”). Under this agreement, the Company has the right, but not the obligation, to direct BRPC II to purchase up to the lesser of (i) $25,000,000 in aggregate gross purchase price of our common stock and (ii) 4,052,100 shares of common stock over a 36-month period. For the year ended March 31, 2025, BRPC II purchased 5,717 shares, resulting in $113,199 net proceeds to the Company.

As of March 31, 2025, the Company’s NAV was $381.57 million, or $18.78 net asset value per share of common stock, down from our IPO at $19.99, primarily due to unrealized losses in the portfolio.

From IPO through March 31, 2025, the Company paid distributions to common shareholders totaling $2.08 per share out of $2.22 of net investment income (“NII”) earned. The Company also declared calendar Q2 2025 monthly common distributions of $0.25 per share.3

[1]	CLO 2.0 refers to CLOs issued after 2011.
[2]	Weighted average common share is calculated based on the average monthly number of shares of common stock outstanding during the period.
[3]	Distributions on common stock are generally paid from NII (regular interest and dividends) and may also include capital gains and/or a return of capital. The specific tax characteristics of the distributions will be reported to the Company’s stockholders on Form 1099 after the end of the 2025 calendar year.

Past performance is not indicative of, or a guarantee of, future performance.

Annual Report | March 31, 2025	1

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(UNAUDITED)

The Company’s dividend reinvestment plan allows common stockholders to have their distributions automatically reinvested into new shares of common stock. If the prevailing market price of our common stock exceeds our NAV per share, such reinvestment is at a discount of up to 5% to the prevailing market price.

Debt Financing and Preferred Stock

On July 8, 2024, the Company entered into a $100 million revolving credit facility with Canadian Imperial Bank of Commerce, which may be increased up to $125 million at the option of existing and/or new lenders (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by a first-priority perfected security interest in substantially all of the assets of the Company, including, without limitation, all eligible portfolio investments of the Company, subject to certain exceptions. Borrowings under the Revolving Credit Facility bear interest at term SOFR plus a margin of 3.75% per annum.

On October 31, 2024, the Company priced an underwritten public offering of 2,300,000 shares of its 8.00% Series A Preferred Shares due 2029 (the “Preferred Shares”) at a public offering price of $25 per share, which resulted in net proceeds to the Company of approximately $55.7 million after payment of underwriting discounts and commissions and offering expenses payable by the Company. The Preferred Shares are rated ‘BBB’ by Egan- Jones Ratings Company, an independent rating agency. The Series A Preferred Shares are listed on the New York Stock Exchange under the symbol “SPMA”.

As of March 31, 2025, the Company paid distributions to preferred shareholders totaling $0.79 per share. The Company also declared calendar Q2 2025 monthly preferred distributions of $0.16667 per share.4

As of March 31, 2025, we had debt outstanding which totaled approximately 24.5% of our total assets. Over time and under normal market conditions, the Company expects to employ leverage within a range of 30% to 35% of total assets, although the actual amount of leverage will vary over time. As market conditions change, the Company may incur leverage outside of this range, subject to applicable regulatory and contractual limits.

Portfolio Update

From the time of the IPO through March 31, 2025, we deployed $291.8 million5 into CLO equity investments across 17 new issue transactions, 19 reset transactions and eight secondary market purchases. Additionally, we participated in 18 loan accumulation facilities (also known as CLO warehouses).

As of March 31, 2025, our portfolio was diversified across over 75 CLO investments managed by 23 CLO managers. The underlying loan portfolio across all CLO investments consisted of over 1,500 loan issuers across more than 30 sectors on a look-through basis. We believe this strategy of broad diversification enables us to manage risk effectively, providing us with distribution sustainability and downside protection through changing market conditions.

Included within this report you will find detailed portfolio information as well as certain look-through information related to the collateral characteristics of the Company’s investments as of March 31, 2025.

Market Overview

In the first quarter of 2025, the Morningstar LSTA U.S. Leveraged Loan Index returned +0.48%, which was its weakest quarterly performance since Q2 2022.6 Loans kicked off 2025 on a strong note, reaching their recent tights by the end of January 2025 as the market continued to experience spread compression driven by repricings. Market uncertainty shifted investor sentiment in February and March 2025, resulting in a secondary sell off in the loan market. For context, 66% of the loan market was priced at par or higher in January, but by the end of March, this had fallen to just 10%.6 This dynamic has brought about a reprieve from further spread compression within the loan asset class as the heavy amount of repricings finally came to an end in March.

Demand for newly issued CLOs remained strong in the first quarter of 2025, with CLO creations reaching $153 billion through March 31, 2025, the second largest quarterly new issue activity in CLO 2.0 history. Elevated issuance was primarily driven by a sustained rally in CLO debt spreads, which also fueled a wave of resets and refinancings in January and February 2025, accounting for nearly 70% of new issue activity.7 Tariff-induced

[4]	Distributions on preferred stock are generally paid from “NII (regular interest and dividends) and may also include capital gains and/or a return of capital. The specific tax characteristics of the distributions will be reported to the Company’s stockholders on Form 1099 after the end of the 2025 calendar year.
[5]	The $291.8 million deployed includes $12.3 million of investments that have priced but are not yet funded.
[6]	LCD, an entity of Pitchbook, March Wrap, April 1, 2025.
[7]	Morgan Stanley, CLO Tracker April 2025, April 9, 2025.

Past performance is not indicative of, or a guarantee of, future performance.

2	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Letter to Stockholders and Management’s Discussion of Company Performance
(UNAUDITED)

volatility subsequently widened CLO spreads in March, effectively pausing reset and refinancing activity.

Looking ahead, with the expectation for continued volatility under an uncertain tariff regime, we believe our portfolio is defensively positioned in CLO investments with longer reinvestment periods, allowing CLO managers to actively manage the underlying loan portfolios to avoid defaults and buy loans at discounted prices. With our tilt toward newer CLO investments, we also believe that our CLO equity investments will continue to make quarterly cashflow distributions, allowing us to continue paying monthly distributions to our common stockholders.

Subsequent Developments

As of April 30, 2025, our estimated NAV per common share was $17.55, mainly driven by unrealized losses in the portfolio. On May 28, 2025, we declared calendar Q3 2025 monthly common stockholder distributions of $0.25 per share, no change from our current distribution rate.

We thank our stockholders for their trust and support during our first fiscal year as a closed-end investment company.

Ujjaval Desai

Chief Executive Officer

This letter is intended to assist stockholders in understanding the Company’s performance for the period beginning on June 13, 2024, and ending on March 31, 2025. The views and opinions in this letter were current as of May 29, 2025. Statements other than those of historical facts included herein may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors. The Company undertakes no duty to update any forward-looking statement made herein. Information contained on our website is not incorporated by reference into this stockholder letter and you should not consider information contained on our website to be part of this stockholder letter or any other report we file with the Securities and Exchange Commission.

Past performance is not indicative of, or a guarantee of, future performance.

Annual Report | March 31, 2025	3

Sound Point Meridian Capital, Inc.	Important Information
(UNAUDITED)

This report is transmitted to the stockholders of Sound Point Meridian Capital, Inc. (“we”, “us”, “our,” the “Company” or “SPMC”) and is furnished pursuant to certain regulatory requirements. This report and the information and views herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with the Company or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the U.S. Securities and Exchange Commission (“SEC”). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

The information and its contents are the property of Sound Point Meridian Management Company, LLC (the “Adviser”) and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company’s prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company’s investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved.

An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. The net asset value (“NAV”) and market price of the Company’s shares will fluctuate, sometimes independently, based on market, economic, issuer-specific and other factors affecting the Company and its investments. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their NAV, which may increase investors’ risk of loss, even when NAV has increased. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of March 31, 2025. Nothing herein should be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company’s performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provide legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisors regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such.

Past performance is not indicative of, or a guarantee of, future performance.

4	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Financial Performance
(UNAUDITED)

Performance Data

The following graph shows the market price performance of a $10,000 investment in the Company’s common shares for the period from June 13, 2024 (inception) through March 31, 2025. The performance calculation assumes the purchase of Company shares at net asset value for the beginning of the period and the sale of Company shares at the market price at the end of the period. Ending value for each year are as of March 31 of the applicable year. As the Company’s IPO occurred in June 2024, the value used for the Company’s performance as of March 31, 2025 reflects the Company’s then-current net asset value per share. For comparative purposes, the performance of a relevant third-party securities market index, the S&P BDC Index, Morningstar LSTA U.S. Leveraged Loan Index and ICE BofA U.S. High Yield Index, are shown. Distributions are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Company’s dividend reinvestment plan. The performance does not reflect brokerage commissions in connection with the purchase or sale of Company shares, which if included would lower the performance shown. Returns do not reflect the deduction of taxes that a stockholder would pay on Company distributions or the sale of Company shares.

Past performance is not indicative of, or a guarantee of, future performance. Future results may vary and may be higher or lower than the data shown.

Comparison of the Change in Value of a $10,000 Investment

Performance figures for certain periods ended March 31, 2025:

		Annualized Total Return
	YTD	1 Year	3 Year	Since Inception*
SPMC	10.52%	–	–	10.52%
ICE BofA U.S. High Yield Index	6.44%	7.60%	4.84%	6.44%
S&P BDC Index	7.26%	10.98%	9.52%	7.26%
Morningstar LSTA U.S. Leveraged Loan Index	4.95%	6.86%	7.21%	4.95%

*	For the Period June 13, 2024 (Commencement of operations) to March 31, 2025

Past performance is not indicative of, or a guarantee of, future performance.

Annual Report | March 31, 2025	5

Sound Point Meridian Capital, Inc.	Summary of Certain Unaudited Portfolio Characteristics
March 31, 2025 (UNAUDITED)

A summary of the portfolio of investments as of March 31, 2025, is illustrated below:

A summary of the collateral characteristics of the CLO equity and other unrated investments as of March 31, 2025, is provided below:

PORTFOLIO SUMMARY[1]

SUMMARY OF UNDERLYING PORTFOLIO2

	SPMC	Market Median
Number of Underlying Loans	1,598	–
Aggregate Balance of Underlying Assets ($B)	34.11	–
Average Individual Obligor Exposure	0.06%	–
Weighted Average Portfolio Spread	3.29%	3.28%
Weighted Average Diversity Score	86	85
Weighted Average Moody’s Rating Factor	2,688	2,742
Weighted Average Market Price	97.4	97.0
Weighted Average Facility Size ($B)	1,822	1,849
Weighted Average Bid Depth	6.45	6.52
Weighted Average Junior OC Cushion	4.68	4.70
Weighted Average Reinvestment Period Remaining (Years)	4.09	3.86

A summary of the top ten obligors on a look-through basis to the CLO equity and other unrated investments as of March 31, 2025, is provided below:

A summary of the top ten industries of the underlying borrowers on a look-through basis to the CLO equity and other unrated investments as of March 31, 2025, is provided below:

TOP 10 UNDERLYING OBLIGORS
(WEIGHTED AVERAGE EXPOSURE)2,3

1.	TIBCO Software	0.49%
2.	Quikrete Companies	0.46%
3.	TransDigm	0.46%
4.	Focus Financial Partners	0.44%
5.	Mozart Debt Merger Sub	0.41%
6.	Asurion	0.37%
7.	Belron Finance US	0.37%
8.	Howden Group Holdings	0.36%
9.	Clarios Global LP	0.36%
10.	Nouryon Limited	0.36%

TOP 10 INDUSTRIES OF UNDERLYING OBLIGORS
(WEIGHTED AVERAGE EXPOSURE)2,3,4

1.	High Tech	11.15%
2.	Banking, Finance, Insurance & Real Estate	10.40%
3.	Services: Business	10.32%
4.	Healthcare & Pharmaceuticals	9.03%
5.	Hotels, Gaming & Leisure	5.38%
6.	Construction & Building	4.89%
7.	Capital Equipment	4.72%
8.	Services: Consumer	4.70%
9.	Chemicals, Plastics & Rubber	3.75%
10.	Aerospace & Defense	3.09%

Past performance is not indicative of, or a guarantee of, future performance.

6	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Summary of Certain Unaudited Portfolio Characteristics
March 31, 2025 (UNAUDITED)

A summary of the ratings distribution of the underlying borrowers on a look-through basis to the CLO equity and other unrated investments as of March 31, 2025, is provided below:

WEIGHTED AVERAGE RATING DISTRIBUTION[2,3,5]

A summary of the maturity distribution of the underlying borrowers on a look-through basis to the CLO equity and other unrated investments as of March 31, 2025, is provided below:

WEIGHTED AVERAGE MATURITY DISTRIBUTION[2,3]

Notes

1.	The portfolio summary is based on invested assets (i.e., excluding cash) and assumes the estimated market value of the underlying positions as of 3/31/2025.
2.	The information presented herein is on a look-through basis to the CLO equity held by the Company and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated, unaudited and derived from third party sources. Market median is calculated as the median of all CLO 2.0 vintage deals currently in their reinvestment periods as of 3/31/2025.
3.	We obtain our exposure in underlying senior secured loans indirectly through our CLO equity investments.
4.	Industry categories are based on Moody’s industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company’s exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be reclassified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.
5.	Credit ratings shown are based on those assigned by Moody’s for comparison and informational purposes, if Moody’s does not assign a rating to a particular obligor, the weighted average rating shown reflects Moody’s equivalent rating of a rating agency that rated the obligor, provided, that such other rating is available with respect to a CLO equity investment held by us. In the event multiple ratings are available, the lowest Moody’s rating, or if there is no Moody’s rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade.

Past performance is not indicative of, or a guarantee of, future performance.

Annual Report | March 31, 2025	7

Sound Point Meridian Capital, Inc.	Fees and Expenses
(UNAUDITED)

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. The expenses shown in the table under “Annual Expenses” are based on estimated amounts for our first full year of operations and assumes that we incur leverage in an amount up to approximately 27.4% of our total assets (as determined immediately after the leverage is incurred). In addition, such amounts are adjusted to reflect (i) committed equity financing up to the lesser of $25,000,000 in aggregate gross purchase price of our common stock and (ii) 4,052,100 shares of common stock plus (iii) the hypothetical borrowings of the full $100 million available under the Credit Facility); which would mean that the Company’s adjusted total assets are assumed to equal approximately $569 million. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown.

Stockholder Transaction Expenses (as a percentage of the offering price):
Sales load	–	%(1)
Offering expenses	–	%(2)
Dividend reinvestment plan expenses	–	(3)
Total stockholder transaction expenses	–%

Annual Expenses (as a percentage of net assets attributable to common stock):
Base management fee	1.93	%(4)
Incentive fee	3.18	%(5)
Interest payments on borrowed funds	1.99	%(6)
Other expenses	0.97	%(7)
Total annual expenses	8.07%

(1)	In the event that the Company sells its securities publicly through underwriters or agents, the related prospectus supplement will disclose the applicable sales load.
(2)	In the event that the Company sells its securities publicly through underwriters or agents, the related prospectus supplement will disclose the estimated amount of total offering expenses, the offering price and the offering expenses borne by the Company as a percentage of the offering price.
(3)	The expenses of administering the DRIP are included in “other expenses.” If a participant elects by written notice to the DRIP administrator prior to termination of his or her account to have the DRIP administrator sell part or all of the shares held by the DRIP administrator in the participant’s account and remit the proceeds to the participant, the DRIP administrator is authorized to deduct a $0.03 per share brokerage commission from the proceeds. See “Dividend Reinvestment Plan.”
(4)	We have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a base management fee at an annual rate of 1.75% of our Total Equity Base which is calculated and payable quarterly in arrears. “Total Equity Base” means the net asset value attributable to the common stock (prior to the application of the base management fee or incentive fee) and the paid-in or stated capital of the preferred interests in us (howsoever called), if any.

The figure shown in the table above reflects our assumption that we incur leverage in an amount up to approximately 27.4% of our total assets (as determined immediately after the leverage is incurred) and, assumes the pro forma effect of the hypothetical borrowings of the full $100 million available under the Credit Facility. These base management fees are indirectly borne by holders of our common stock and are not borne by the holders of preferred stock, if any, or the holders of any other securities that we may issue. See “The Adviser and the Administrator — Investment Advisory Agreement — Base Management Fee and Incentive Fee” in our prospectus for additional information regarding the calculation of the management fee.

(5)	We have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a quarterly incentive fee equal to 20% of our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter, subject to a quarterly preferred return, or hurdle, of 2.00% (8.00% annualized) and a catch-up feature. Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. No incentive fee is payable to the Adviser on capital gains whether realized or unrealized. The incentive fee is paid to the Adviser as follows:

●	no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed 2.00%;

Past performance is not indicative of, or a guarantee of, future performance.

8	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Fees and Expenses
(UNAUDITED)

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.50% in any calendar quarter (10.00% annualized). We refer to this portion of our Pre- Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.50%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income meets or exceeds 2.50% in any calendar quarter; and

●	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% in any calendar quarter (10.00% annualized) is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

●	For a more detailed discussion of the calculation of this fee, see “The Adviser and the Administrator — Investment Advisory Agreement — Base Management Fee and Incentive Fee” in our prospectus.

(6)	Assumes that we incur borrowings in an amount up to 27.4% of our total assets (as determined immediately after the borrowing is incurred) with an assumed interest rate of 8.04% per annum, based on current market rates. Includes dividends payable on the Series A Preferred Shares and includes the pro forma effect of the issuances and assumed borrowings on the Credit Facility described above, which, in the aggregate, have a weighted average interest rate of 8.07% per annum. We may issue additional shares of preferred stock. In the event that we were to issue additional shares of preferred stock, our borrowing costs, and correspondingly its total annual expenses, including, in the case of such preferred stock, the base management fee as a percentage of our managed assets attributable to common stock, would increase.

(7)	Investors will bear indirectly the fees and expenses (including management fees and other operating expenses) of the CLO equity securities in which we invest.

CLO collateral manager fees are charged on the total assets of a CLO but are assumed to be paid from the residual cash flows after interest payments to the CLO debt tranches. Therefore, these CLO collateral manager fees (which generally range from 0.35% to 0.50% of a CLO’s total assets) are effectively much higher when allocated only to the CLO equity tranche.

Other operating expenses include an estimate of trustee fees and administrative CLO expenses. These amounts can vary but run in the annual range of 0.04% to 0.07% of a CLO’s total assets.

The indirect expenses described above that are associated with our CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then our total annual expenses would have been 8.47% - 9.04% (assuming investment of all of the proceeds of this offering in CLO equity investments).

In addition, CLO collateral managers may earn fees based on a percentage of the CLO’s equity cash flows after the CLO equity has earned an internal rate of return above a specified “hurdle” rate. Future CLO fees and expenses indirectly borne by us may be substantially higher because of these fees, which may fluctuate over time.

Example

The following example is furnished in response to the requirements of the SEC and illustrates the various costs and expenses that you would pay, directly or indirectly, on a $1,000 investment in shares of our common stock for the time periods indicated, assuming (1) total annual expenses of 8.07% of net assets attributable to our common stock and (2) a 5% annual return*:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$81	$235	$379	$704

*	The example should not be considered a representation of future returns or expenses, and actual returns and expenses may be greater or less than those shown. The estimated incentive fee of 3.18% under the Investment Advisory Agreement, which assumes a 5% annual return, is included in the example. The example assumes that the estimated “other expenses” set forth in the Annual Expenses table are accurate, and that all dividends and distributions are reinvested at NAV. Our actual rate of return may be greater or less than the hypothetical 5% return shown in the example. The example does not include sales loads or estimated offering expenses which, if reflected, would result in higher expenses. In the event that the Company sells its securities publicly through underwriters or agents, the related prospectus supplement will disclose the applicable sales load and the estimated offering expenses borne by the Company.

Past performance is not indicative of, or a guarantee of, future performance.

Annual Report | March 31, 2025	9

Sound Point Meridian Capital, Inc.	Statement of Assets and Liabilities
March 31, 2025

ASSETS
Investments, at fair value (Cost $530,853,844)	$503,715,169
Cash and cash equivalents	9,942,054
Interest receivable	47,572
Prepaid expenses and other assets	342,931
Total assets	514,047,726

LIABILITIES
Revolving credit facility payable	70,000,000
8.00% Series A Term Preferred Stock due 2029 (Principal $57,500,000, net of $1,769,256 of deferred issuance costs)	55,730,744
Incentive fee payable (See Note 5)	3,328,074
Advisory fee payable (See Note 5)	2,103,525
Interest payable on revolving credit facility	434,268
Administration and fund accounting fees payable	386,745
Professional fees payable	321,283
Directors fees payable	94,815
Transfer agent fees payable	8,538
Accrued expenses and other liabilities	68,591
Total liabilities	132,476,583

Commitments and contingencies (See Note 10)

NET ASSETS applicable to common stock $0.001 par value, 450,000,000 shares authorized 20,318,901 shares issued and outstanding	$381,571,143

COMPOSITION OF NET ASSETS
Common stock, $0.001 par value	$20,319
Capital in excess of par value	392,140,364
Total distributable earnings/(accumulated losses)	(10,589,540)
NET ASSETS	$381,571,143

Net asset value per share	$18.78
Market price per share	$19.94
Percentage of market price premium to net asset value per share	6.18%

See Notes to Financial Statements.
10	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Schedule of Investments
March 31, 2025

		Acquisition	Principal		Fair	Percentage of
Issuer(1)(2)	Investment(3)	Date(4)	Amount	Cost	Value(5)	Net Assets
Investments at Fair Value
Collateralized Loan Obligations - Debt - 0.52%(6)
Structured Finance
United States(7)(8)
Ares LXVIII CLO, Ltd.	Secured Note - Class F, (3M SOFR + 10.08%, due 04/25/2035)	6/13/2024	$51,000	$51,271	$50,803	0.01%
Ares LXX CLO, Ltd.	Secured Note - Class F, (3M SOFR + 8.64%, due 10/25/2035)	6/13/2024	118,125	118,351	116,787	0.03%
KKR CLO 40, Ltd.	Secured Note - Class ER, (3M SOFR + 7.25%, due 10/20/2034)	6/13/2024	1,397,000	1,395,884	1,338,855	0.35%
Rockford Tower CLO 2022-2, Ltd.	Secured Note - Class FR, (3M SOFR + 8.18%, due 10/20/2035)	6/13/2024	500,000	493,496	480,691	0.13%
Total Collateralized Loan Obligations - Debt				$2,059,002	$1,987,136

Collateralized Loan Obligations - Equity - 129.17%
Structured Finance
United States(7)(8)(9)
AB BSL CLO 5, Ltd.(10)	Subordinated Note (effective yield 14.36%, maturity 1/20/2038)	11/18/2024	1,786,080	1,628,458	1,496,556	0.39%
AGL CLO 24, Ltd.(10)	Subordinated Note (effective yield 31.74%, maturity 7/25/2036)	6/13/2024	11,216,400	10,688,272	10,555,813	2.77%
AGL CLO 28, Ltd.(10)	Subordinated Note (effective yield 13.36%, maturity 1/21/2037)	6/13/2024	17,771,250	15,748,937	14,412,710	3.78%
AGL CLO 30, Ltd.(10)	Subordinated Note (effective yield 8.70%, maturity 4/21/2037)	6/13/2024	6,987,330	6,406,127	5,240,911	1.37%
AGL CLO 33, Ltd.(10)	Subordinated Note (effective yield 12.72%, maturity 7/21/2037)	7/5/2024	19,600,000	17,203,728	16,968,755	4.45%
Anchorage Capital Clo 16, Ltd.	Subordinated Note (effective yield 23.90%, maturity 1/19/2035)	6/13/2024	2,023,100	969,270	1,040,076	0.27%
Anchorage Capital Clo 18, Ltd.	Subordinated Note (effective yield 9.58%, maturity 4/15/2034)	6/13/2024	1,800,000	883,606	711,000	0.19%
Anchorage Capital Clo 24, Ltd.	Subordinated Note (effective yield 13.68%, maturity 7/15/2037)	6/13/2024	23,490,000	9,843,761	8,503,380	2.23%
Ares Loan Funding V, Ltd.	Subordinated Note (effective yield 14.35%, maturity 7/27/2037)	6/13/2024	2,677,500	2,129,066	1,920,839	0.50%
Ares LXVIII CLO, Ltd.	Subordinated Note (effective yield 6.99%, maturity 4/25/2035)	6/13/2024	3,600,000	3,758,309	3,647,160	0.96%
Ares LXX CLO, Ltd.	Subordinated Note (effective yield 10.53%, maturity 10/25/2035)	6/13/2024	10,125,000	8,606,207	8,024,063	2.10%
Bain Capital Credit Clo 2019-4, Ltd.	Subordinated Note (effective yield 18.96%, maturity 4/23/2035)	6/13/2024	300,000	172,080	167,310	0.04%
Bain Capital Credit CLO 2022-4, Ltd.	Subordinated Note (effective yield 16.69%, maturity 10/16/2037)	6/13/2024	12,945,000	8,544,846	8,515,221	2.23%
Bain Capital Credit CLO 2023-1, Ltd.	Subordinated Note (effective yield 14.43%, maturity 4/16/2036)	7/16/2024	12,579,000	9,973,333	9,951,247	2.61%
Bain Capital Credit CLO 2023-2, Ltd.	Subordinated Note (effective yield 17.44%, maturity 7/18/2036)	6/14/2024	3,690,000	3,150,634	3,116,205	0.82%
Bain Capital Credit CLO 2023-4, Ltd.	Subordinated Note (effective yield 14.74%, maturity 10/21/2036)	6/13/2024	7,398,000	6,407,916	6,380,775	1.67%
Ballyrock CLO 23, Ltd.	Subordinated Note (effective yield 26.89%, maturity 4/25/2036)	6/13/2024	3,100,000	2,584,198	2,704,130	0.71%
Benefit Street Partners CLO XXXII, Ltd.	Subordinated Note (effective yield 17.59%, maturity 10/25/2036)	6/13/2024	19,608,000	17,055,028	16,913,861	4.43%
Benefit Street Partners CLO XXXIV, Ltd.	Subordinated Note (effective yield 10.02%, maturity 7/25/2037)	6/13/2024	13,441,800	12,638,023	10,198,294	2.67%
Birch Grove CLO 4, Ltd.	Subordinated Note (effective yield 14.89%, maturity 4/15/2034)	7/2/2024	8,600,000	7,767,354	7,327,200	1.92%
Birch Grove Clo 9, Ltd.	Subordinated Note (effective yield 11.34%, maturity 10/22/2037)	7/18/2024	6,090,000	6,637,316	5,765,628	1.51%
Carlyle US CLO 2022-4, Ltd.	Subordinated Note (effective yield 14.57%, maturity 7/25/2036)	6/13/2024	12,241,800	11,926,435	11,009,246	2.89%
Carlyle US CLO 2022-6, Ltd.(10)	Subordinated Note (effective yield 12.10%, maturity 10/25/2036)	6/13/2024	5,278,500	4,629,093	4,592,795	1.20%
Carlyle US CLO 2023-1, Ltd.	Subordinated Note (effective yield 29.54%, maturity 7/20/2035)	6/13/2024	5,384,375	4,683,010	4,761,403	1.25%
Carlyle US CLO 2023-5, Ltd.	Subordinated Note (effective yield 5.35%, maturity 1/27/2036)	6/13/2024	8,085,225	7,169,512	6,670,310	1.75%
Carlyle US CLO 2024-5, Ltd.(10)	Subordinated Note (effective yield 12.23%, maturity 10/25/2036)	9/26/2024	20,966,850	20,202,793	19,137,007	5.02	%(11)
Danby Park CLO, Ltd.(10)	Subordinated Note (effective yield 15.75%, maturity 10/21/2035)	6/13/2024	117,500	507,567	360,432	0.09%
Dryden 102 CLO, Ltd.	Subordinated Note (effective yield 15.23%, maturity 10/15/2036)	2/7/2025	15,246,000	12,147,455	11,815,650	3.10%
Dryden 107 CLO, Ltd.(10)	Subordinated Note (effective yield 19.48%, maturity 8/15/2035)	6/13/2024	11,345,200	10,332,192	9,994,004	2.62%
Dryden 119 CLO, Ltd.	Subordinated Note (effective yield 7.35%, maturity 4/15/2036)	6/13/2024	2,408,000	2,279,259	1,781,198	0.47%
Dryden 87 CLO, Ltd.	Subordinated Note (effective yield 8.09%, maturity 5/20/2034)	6/17/2024	3,000,000	1,597,355	1,297,800	0.34%
Eaton Vance CLO 2019-1, Ltd.(10)	Subordinated Note (effective yield 8.95%, maturity 4/15/2031)	6/13/2024	9,300,000	723,188	625,340	0.16%
Elmwood CLO 32, Ltd.	Subordinated Note (effective yield 8.56%, maturity 10/18/2037)	7/29/2024	9,690,000	9,373,148	8,672,549	2.27%
Generate CLO 12, Ltd.	Subordinated Note (effective yield 5.65%, maturity 7/20/2036)	6/13/2024	750,000	608,559	587,550	0.15%
Generate CLO 3, Ltd.	Subordinated Note (effective yield 3.03%, maturity 10/20/2029)	6/13/2024	2,422,500	1,400,970	1,059,844	0.28%
Generate CLO 6, Ltd.	Subordinated Note (effective yield 12.85%, maturity 10/22/2037)	6/13/2024	1,300,000	927,232	836,550	0.22%
Generate CLO 9, Ltd.	Subordinated Note (effective yield 11.76%, maturity 10/20/2034)	6/13/2024	6,360,000	4,869,096	4,272,648	1.12%
Green Lakes Park CLO LLC 2019-2	Subordinated Note (effective yield 24.01%, maturity 10/25/2033)	6/13/2024	2,021,760	1,222,567	1,526,429	0.40%
KKR CLO 40, Ltd.	Subordinated Note (effective yield 7.69%, maturity 10/20/2034)	6/13/2024	9,394,000	6,187,430	4,915,881	1.29%
KKR CLO 44, Ltd.	Subordinated Note (effective yield 4.12%, maturity 1/20/2036)	6/13/2024	10,809,375	8,964,367	8,115,679	2.13%
KKR CLO 47, Ltd.	Subordinated Note (effective yield 14.99%, maturity 1/15/2038)	11/1/2024	3,567,500	3,390,104	3,246,781	0.85%
KKR CLO 48, Ltd.	Subordinated Note (effective yield 6.96%, maturity 10/20/2036)	6/13/2024	5,630,625	4,702,786	4,185,806	1.10%
KKR CLO 52, Ltd.	Subordinated Note (effective yield 6.09%, maturity 7/16/2036)	6/13/2024	2,100,000	1,893,082	1,801,170	0.47%
Lewey Park CLO, Ltd.(10)	Subordinated Note (effective yield 15.07%, maturity 10/21/2037)	9/27/2024	46,462,500	30,036,807	32,133,283	8.42	%(11)
Lodi Park CLO, Ltd.(10)	Subordinated Note (effective yield 10.73%, maturity 7/21/2037)	6/13/2024	15,686,890	9,714,513	8,780,922	2.30%
Morgan Stanley Eaton Vance CLO 2022-18, Ltd.(10)	Subordinated Note (effective yield 19.39%, maturity 10/20/2037)	6/13/2024	5,951,000	4,783,809	5,085,773	1.33%
Morgan Stanley Eaton Vance CLO 2023-19A, Ltd.(10)	Subordinated Note (effective yield 15.61%, maturity 10/20/2037)	6/13/2024	15,810,000	12,282,534	11,905,728	3.12%
Neuberger Berman Loan Advisers Clo 43, Ltd.	Subordinated Note (effective yield 15.46%, maturity 7/17/2035)	6/13/2024	3,250,000	2,030,033	2,129,075	0.56%
Neuberger Berman Loan Advisers CLO 54, Ltd.	Subordinated Note (effective yield 10.83%, maturity 4/23/2038)	6/13/2024	3,981,600	3,502,942	2,947,180	0.77%
Neuberger Berman Loan Advisers CLO 55, Ltd.	Subordinated Note (effective yield 9.71%, maturity 4/22/2038)	6/13/2024	1,666,000	1,517,087	1,239,337	0.32%
Neuberger Berman Loan Advisers Clo 57, Ltd.	Subordinated Note (effective yield 12.21%, maturity 10/24/2038)	9/18/2024	7,527,000	6,918,633	6,477,043	1.70%
OCP CLO 2020-20, Ltd.	Subordinated Note (effective yield 8.48%, maturity 4/18/2037)	6/13/2024	2,000	1,553,493	1,338,000	0.35%
OCP CLO 2021-21, Ltd.	Subordinated Note (effective yield 16.57%, maturity 1/20/2038)	6/13/2024	4,541,000	2,719,663	2,876,270	0.75%
OCP CLO 2021-22, Ltd.	Subordinated Note (effective yield 14.17%, maturity 10/20/2037)	6/13/2024	4,928,121	3,146,110	3,003,778	0.79%
OCP CLO 2022-24, Ltd.	Subordinated Note (effective yield 14.26%, maturity 10/20/2037)	6/13/2024	9,938,088	6,680,333	6,610,523	1.73%
OCP CLO 2023-28, Ltd.(10)	Subordinated Note (effective yield 23.31%, maturity 7/16/2036)	6/13/2024	960,000	626,764	614,380	0.16%
OCP CLO 2024-31, Ltd.	Subordinated Note (effective yield 6.72%, maturity 4/20/2037)	6/13/2024	4,570,160	4,404,520	3,674,866	0.96%
OCP CLO 2024-35, Ltd.	Subordinated Note (effective yield 10.19%, maturity 10/25/2037)	8/20/2024	29,749,650	28,088,212	24,758,447	6.49	%(11)
OCP CLO 2025-40, Ltd.	Subordinated Note (effective yield 15.32%, maturity 4/16/2038)	2/12/2025	16,712,800	14,305,417	14,277,511	3.74%

See Notes to Financial Statements.
Annual Report | March 31, 2025	11

Sound Point Meridian Capital, Inc.	Schedule of Investments
March 31, 2025

		Acquisition	Principal		Fair	Percentage of
Issuer(1)(2)	Investment(3)	Date(4)	Amount	Cost	Value(5)	Net Assets
Collateralized Loan Obligations - Equity - 129.17% - (continued)
Structured Finance
United States(7)(8)(9) (continued)
Park Blue CLO 2022-1, Ltd.	Subordinated Note (effective yield 14.12%, maturity 10/20/2037)	1/30/2025	$13,775,000	$9,946,833	$8,794,663	2.30%
Park Blue CLO 2024-VI, Ltd.	Subordinated Note (effective yield 17.12%, maturity 1/25/2038)	12/16/2024	18,321,225	16,710,075	15,481,435	4.06%
RAD CLO 24, Ltd.	Subordinated Note (effective yield 10.05%, maturity 7/20/2037)	6/13/2024	1,450,575	1,303,119	1,068,579	0.28%
RAD CLO 26, Ltd.(10)	Subordinated Note (effective yield 14.61%, maturity 10/20/2037)	8/7/2024	14,676,900	13,926,070	13,653,880	3.58%
Regatta 30 Funding, Ltd.(10)	Subordinated Note (effective yield 16.34%, maturity 1/25/2038)	11/25/2024	8,685,300	7,977,613	7,755,937	2.03%
Regatta XXI Funding, Ltd.	Subordinated Note (effective yield 12.63%, maturity 10/15/2037)	6/13/2024	2,193,000	1,500,149	1,369,728	0.36%
Regatta XXVIII Funding, Ltd.	Subordinated Note (effective yield 8.29%, maturity 4/25/2037)	6/13/2024	2,656,000	2,259,168	1,851,763	0.49%
Riverbank Park Clo, Ltd.(10)	Subordinated Note (effective yield 14.73%, maturity 1/25/2038)	12/18/2024	12,787,500	11,957,960	11,563,736	3.03%
Rockford Tower CLO 2022-2, Ltd.(10)	Subordinated Note (effective yield 26.12%, maturity 10/20/2035)	6/13/2024	14,227,500	6,812,292	7,208,190	1.89%
Rockford Tower CLO 2023-1, Ltd.(10)	Subordinated Note (effective yield 31.09%, maturity 1/20/2036)	6/13/2024	8,806,875	7,818,821	8,028,924	2.10%
Rockford Tower CLO 2024-1, Ltd.(10)	Subordinated Note (effective yield 10.47%, maturity 4/20/2037)	6/13/2024	2,635,000	2,274,655	2,096,385	0.55%
Rockford Tower CLO 2025-1, Ltd.(10)	Subordinated Note (effective yield 17.24%, maturity 3/31/2038)	2/3/2025	13,064,058	10,845,554	11,540,789	3.02%
RR 28, Ltd.	Subordinated Note (effective yield 4.23%, maturity 4/15/2120)	6/13/2024	10,802,400	6,104,239	4,849,197	1.27%
RR 36, Ltd.	Subordinated Note (effective yield 10.22%, maturity 1/15/2040)	6/13/2024	24,243,000	13,965,760	13,445,168	3.52%
Tallman Park CLO, Ltd.(10)	Subordinated Note (effective yield 9.01%, maturity 4/20/2034)	6/13/2024	1,976,000	1,265,360	1,073,739	0.28%
TCW CLO 2021-1, Ltd.	Subordinated Note (effective yield 16.57%, maturity 1/20/2038)	6/13/2024	778,400	438,786	422,749	0.11%
Total Collateralized Loan Obligations - Equity				519,950,993	492,884,184

Loan Accumulation Facilities - 2.15%
Structured Finance
Park Blue CLO 2025-VII Ltd Park Blue CLO 2025-VII	Loan Accumulation Facility	2/28/2025	8,190,000	8,843,849	8,843,849	2.32%
Total Loan Accumulation Facilities				8,843,849	8,843,849

Total Investments - 132.01%				$530,853,844	$503,715,169

Liabilities in Excess of Other Assets - (32.01%)					(122,144,026)
Net Assets - 100.00%					$381,571,143

(1)	The Company is not affiliated with, nor does it “control” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), any of the issuers listed. In general, under the 1940 Act, the Company would be presumed to “control” an issuer if it owned 25% or more of its voting securities.
(2)	All or a portion of the securities are pledged as collateral for the Revolving Credit Facility as of March 31, 2025.
(3)	All securities exempt from registration under the Securities Act of 1933, as amended, and are deemed to be “restricted securities”.
(4)	Acquisition date represents the initial purchase date of investment and/or the contribution date of the initial seed portfolio on June 13, 2024.
(5)	Fair value is determined by the Adviser in accordance with written valuation policies and procedures, subject to oversight by the Company’s Board of Directors, in accordance with Rule 2a-5 under the 1940 Act.
(6)	Variable rate investment. Interest rate shown reflects the rate in effect at the reporting date. Investment description includes the reference rate and spread.
(7)	Country represents the principal country of risk where the investment has exposure.
(8)	The fair value of CLO equity investments are classified as Level 3 investments. See Note 3 “Investments” for further discussion.
(9)	Weighted average effective yield on cost was 14.02%.
(10)	Fair Value includes the Company’s interest in fee rebates on CLO Subordinated notes.
(11)	Holding represents over 5% of net assets.

Unfunded Commitments

The Company may make commitments to financial instruments with off-balance sheet risk in the normal course of our business. These instruments may include commitments to purchase securities in CLOs which have priced but not yet closed. As of March 31, 2025, we believed that we had adequate financial resources to satisfy our unfunded commitments. Our unfunded commitments to purchase securities in CLOs which have not yet closed is as follows:

Issuer	Investment	Closing	Unfunded	Principal	Cost	Fair Value
Park Blue CLO 2025-VII, Ltd.	Subordinated Note (effective yield –%, maturity 4/25/2038)	4/16/2025	$12,272,616	13,076,910	$–	$–
Total Unfunded Collateralized Loan Obligations ‐ Equity			$12,272,616		$–	$–

See Notes to Financial Statements.
12	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Statement of Operations

For the Period June 13, 2024 (Commencement of Operations) to March 31, 2025
INVESTMENT INCOME
Collateralized loan obligations-Equity	$51,076,099
Collateralized loan obligations-Debt	252,098
Other income	18,942,069
Total investment income	$70,270,266

EXPENSES
Advisory fees (See Note 5)	$6,020,455
Incentive fee (See Note 5)	11,215,635
Interest expense	4,680,684
Administration and fund accounting fees	914,847
Professional fees	484,120
Tax expense	315,482
Directors’ fees	300,246
Insurance fees	261,748
Transfer agent fees	56,248
Custodian fees	52,637
General administrative fees	1,105,622
Total Expenses	25,407,724
NET INVESTMENT INCOME	$44,862,542

NET REALIZED GAIN/(LOSS) AND CHANGE IN UNREALIZED APPRECIATION/(DEPRECIATION) FROM INVESTMENTS
Net realized loss from investments	(123,917)
Net change in unrealized appreciation/(depreciation) on Investments	(27,138,675)
NET REALIZED GAIN/(LOSS) AND UNREALIZED APPRECIATION/(DEPRECIATION) ON INVESTMENTS	(27,262,592)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$17,599,950

See Notes to Financial Statements.
Annual Report | March 31, 2025	13

Sound Point Meridian Capital, Inc.	Statement of Changes in Net Assets

For the Period June 13, 2024 (Commencement of Operations) to March 31, 2025
OPERATIONS
Net investment income	$44,862,542
Net realized gain/(loss) from Investments	(123,917)
Net change in unrealized appreciation/(depreciation) from Investments	(27,138,675)
Net increase in net assets resulting from operations	17,599,950

DISTRIBUTIONS
From net investment income	(28,189,490)
From return of capital	(13,932,148)
Net decrease in net assets from distributions	(42,121,638)

CAPITAL SHARE TRANSACTIONS
In-kind transaction	317,581,958
Issuances of common stock	86,018,042
Reinvestment of distributions	2,379,632
Issuance of common stock purchase agreement (see Note 6)	113,199
Net increase from capital share transactions	406,092,831

Net increase in net assets	381,571,143

NET ASSETS
Beginning of period (Note 1)	–
End of period	$381,571,143

CAPITAL SHARE ACTIVITY
In-kind subscriptions	15,879,098
Shares sold	4,315,902
Reinvestment of distributions	118,184
Shares sold pursuant to the common stock purchase agreement (see Note 6)	5,717
Net increase in shares outstanding	20,318,901

See Notes to Financial Statements.
14	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Statement of Cash Flows

For the Period June 13, 2024 (Commencement of operations) to March 31, 2025
Cash Flows from Operating Activities:
Net increase in net assets resulting from operations	$17,599,950
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchase of investment securities	(293,550,160)
Proceeds from sale of investment securities	77,120,592
Amortization of premium and accretion of discount on investments	3,033,765
Net realized loss from investments	123,917
Net change in unrealized appreciation/(depreciation) on investments	27,138,675
(Increase)/decrease in assets:
Interest receivable	(47,572)
Prepaid expenses and other assets	(342,931)
Increase/(decrease) in liabilities:
Incentive fee payable	3,328,074
Advisory fees payable	2,103,525
Interest payable on revolving credit facility	434,268
Administration and fund accounting fees payable	386,745
Professional fee payable	321,283
Directors fees payable	94,815
Transfer agent fees payable	8,538
Accrued expenses and other liabilities	68,591
Net cash used in operating activities	(162,177,925)

Cash Flows from Financing Activities:
Series A Preferred Stock	57,500,000
Deferred issuance costs	(1,769,256)
Proceeds from issuance of common stock	86,131,240
Borrowings on credit facility	70,000,000
Distributions paid, net of reinvestment of distributions	(39,742,005)
Net cash provided by financing activities	172,119,979

Cash and cash equivalents, beginning of period	$–
Net change in cash and cash equivalents	$9,942,054
Cash and cash equivalents, end of period	$9,942,054

Supplemental disclosure of non-cash operating and financing activities:
Reinvestment of distributions (Note 2)	$2,379,632
In kind purchase of Meridian Master Fund Net Assets, excluding cash	$317,581,958

See Notes to Financial Statements.
Annual Report | March 31, 2025	15

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

1. ORGANIZATION

Sound Point Meridian Capital, Inc. (the “Company”) is an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the “1940 Act.” We intend to qualify annually as a regulated investment company, or “RIC”, under Subchapter M of the Internal Revenue Code of 1986, as amended, the (“Code”), beginning with our tax year ended September 30, 2024. We were organized as Sound Point Meridian Capital, LLC, a Delaware limited liability company, on May 13, 2022. Effective March 13, 2024, we converted from a Delaware limited liability company to a Delaware corporation under the name Sound Point Meridian Capital, Inc. Sound Point Meridian Management Company, LLC, the (“Adviser”), is our investment adviser and manages our investments subject to the supervision of our board of directors. Sound Point Administration LLC, the (“Administrator”), serves as our administrator. For further detail please refer to “Note 5. Related Party Transactions.”

On June 13, 2024 (Commencement of Operations), the Company priced its initial public offering (the “IPO”) and on June 14, 2024 the Company’s shares began trading on the New York Stock Exchange (the “NYSE”) under the symbol “SPMC”.

Our primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. We seek to achieve our investment objectives by investing primarily in third-party CLO equity and mezzanine tranches of predominately U.S.-dollar denominated CLOs backed by corporate leveraged loans issued primarily to U.S. obligors. This investment strategy looks to opportunistically shift between the primary and secondary CLO markets, seeking to identify the most compelling relative value. Our focus is on the primary CLO market (i.e., acquiring securities at the inception of a CLO) when the discrepancy between the value of a CLO’s assets and liabilities is believed to present an attractive investment opportunity. We will opportunistically switch to the secondary market (i.e., acquiring existing CLO securities) during times of market volatility or when we identify attractive investment opportunities. The Adviser aims to identify top-tier CLO managers with proven track records of outperformance through increasing the value of the loans held by the CLO, generation of high equity distributions and active portfolio management. Additionally, the strategy is focused on CLOs with attractive structures which include flexibility for the CLO manager, strong cushions on covenants and cashflow ratios, terms that are favorable to the holders of CLO equity securities and reinvestment periods that are consistent with the Adviser’s current market views.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), include the accounts of the Company. The Company follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies. The Company maintains its accounting records in U.S. dollars.

Use of Estimates

The financial statements have been prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material. In the normal course of business, the Company may enter into contracts that contain a variety of representations and provide indemnifications. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based upon experience, the Company expects the risk of loss to be remote.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits held at custodian banks, and highly liquid investments, such as money market funds, which contain investments with original maturities of three months or less. The Company places its cash equivalents with financial institutions, and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insured limit. Cash equivalents are classified as Level 1 assets and are included on the Company’s Schedule of Investments. Cash equivalents, if any, are carried at cost or amortized cost which approximates fair value.

As of March 31, 2025, cash and cash equivalents were as follows:

Cash	$9,942,054
Cash Equivalents	–
Total Cash and Cash Equivalents	$9,942,054

Security Valuation

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability and are determined based on the best information available in the circumstances.

Pursuant to Rule 2a-5 under the 1940 Act adopted by the United States Securities and Exchange Commission (or “SEC”) in December 2020 (“Rule 2a-5”), the Board of Directors (“Board”) has elected to designate the Adviser as “valuation designee” to perform fair value determinations, subject to Board oversight and certain other conditions. In the absence of readily available market quotations, as defined by Rule 2a-5, the Adviser determines the fair value of the Company’s investments in accordance with its written valuation policy approved by the Board. There is no single method for determining fair value in good faith. As a result, determining fair value requires judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments held by the Company. Due to the uncertainty of valuation, this estimate may differ significantly from the value that would have been used had a ready market for the investments existed, and the differences could be material.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access.

●	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

●	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value Investments – Valuation Techniques and Inputs

Collateralized Loan Obligations

The fair value of collateralized loan obligations is determined by recently executed transactions or market price quotations (where observable) using the mean between bid and ask. In instances where significant inputs are unobservable or when multiple quotations are unavailable, the investments may be fair valued based on criteria such as the transaction price on entry, price of comparable securities or a discounted cash flow model to reflect expected exit values in the investment’s principal market under current market conditions; under such circumstances, these investments will be categorized in Level 3 of the fair value hierarchy.

Loan Accumulation Facilities

The Adviser determines the fair value of loan accumulation facilities in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures, utilizing the income approach as noted in ASC 820-10-55-3F (the “Income Approach”), in which fair value measurement reflects current market expectations about the receipt of future amounts (i.e., exit price). Loan accumulation facilities are typically short- to medium-term in nature and are formed to acquire loans on an interim basis that are expected to form part of a specific CLO transaction. Pursuant to loan accumulation facilities’ governing documents, loans acquired by the loan accumulation facilities are typically required to be transferred to the contemplated CLO transaction at original cost plus accrued interest less interest earned by the Company for facilitating the investment. Because the loan accumulation facilities will receive its full cost basis in the underlying loan assets and the accrued interest thereon upon the consummation of the CLO transaction,

Annual Report | March 31, 2025	17

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

the Adviser determines the fair value of the loan accumulation facilities as follows: (A) the cost of the Company’s investment (i.e., the principal amount invested), and (B) accrued interest related to the accumulation of vehicle fundings.

The Adviser categorizes loan accumulation facilities as Level 3 investments. There is no active market and prices are unobservable.

Reverse Repurchase Agreements

The Company may enter into reverse repurchase transactions for short term cash borrowing. The Company agrees to transfer securities to the Canadian Imperial Bank of Commerce (“CIBC” or the “Buyer”) against the transfer of funds back to the Company, with a simultaneous agreement by the Buyer to transfer to the Company such securities at a date certain or on demand, against the transfer of funds by Company. Outstanding borrowings are valued at cost of the transferred funds on the statement of assets and liabilities since the arrangement is short term in nature.

Fair Value – Valuation Processes

The Adviser establishes valuation processes and procedures to ensure that the valuation techniques for investments are fair, consistent, and verifiable designating an internal Valuation Committee (the “Committee”) to oversee the entire valuation process of the Company’s investments. The Committee is responsible for developing the Company’s written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

The Committee meets on a monthly basis, or more frequently as needed, to determine the valuations of the Company’s investments. Valuations determined by the Committee are required to be supported by market data, third-party pricing sources, industry accepted pricing models, broker quotes, or other methods the Committee deems to be appropriate, including the use of internal proprietary pricing models.

INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME

Securitization Vehicle and Investment Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses on investments sold are recorded based on the specific identification method. Dividends are recorded on the ex-dividend date and interest is recognized on an accrual basis. Premiums and discounts are amortized using the effective interest method over the lives of the respective investments.

CLO Equity

ASC Topic 325-40, Beneficial Interests in Securitized Financial Assets, requires investment income from equity tranche investments in collateralized loan obligations to be recognized under the effective yield method, with any difference between cash distributed and the amount calculated pursuant to the effective yield method being recorded as an adjustment to the amortized cost basis of the investment. The interest income is calculated using the effective yield, based on the estimated cash flow expected to be collected over the life of the investment. It is the Company’s policy to update the effective yield for CLO equity investment no less than quarterly.

CLO Debt

Interest income is recorded on an accrual basis using the contractual rate applicable to each debt investment and includes the accretion of market discounts and/or original issue discount (“OID”) and amortization of market premiums. Discounts from and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums, if any.

Generally, if the Company does not expect the borrower to be able to service its debt and other obligations, the Company will, on a discretionary basis, place the debt instrument on non-accrual status and will generally cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible. As of March 31, 2025, the Company did have any investments in its portfolio on non-accrual status.

Loan Accumulation Facilities

Loan accumulation facilities recognize interest income according to the guidance noted in ASC Topic 325-40-35-1, Beneficial Interest in Securitized Financial Assets, which states that the holder of a beneficial interest in securitized financial assets shall determine interest income over the life of the beneficial interest in accordance with the effective yield method, provided such amounts are expected to be collected. FASB ASC 325-40-20 further defines “beneficial interests,” among other things, as “rights to receive all or portions of specified cash inflows received by a trust or other entity.” FASB ASC 325-40-15-7 also states that for income recognition purposes, beneficial interests in securitized financial assets (such as those in loan accumulation facilities) are within the scope of ASC 325-40 because it is customary for certain industries, such as investment companies, to report interest income as a separate item in their income statements even though the investments are accounted for at fair value.

During the period from June 13, 2024 (commencement of operations) through March 31, 2025, the Company recorded $13,739,491 of interest income from loan accumulation facilities. Such amounts are included in other income on the statement of operations. At the time the loan accumulation facility terminates, and the securitization period begins, there is no realized gain or loss recognized.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

Other Income

Other income includes distributions from fee letters associated with portfolio investments. Distributions from fee letters are an enhancement to the return on CLO equity investments recorded as other income when received. The Company may also earn success fees associated with its investments in loan accumulation facilities, which are contingent upon the closing of a CLO and issuance of its securities; such fees are earned and recognized when the repayment is completed. The Company also earns income on its cash balance, which is swept into an overnight sweep account at the close of business each day and then returned as cash the following business day.

Deferred Issuance Costs

Deferred issuance costs consist of fees and expenses incurred in connection with the Preferred Shares (refer to Note 7 “Mandatory Redeemable Preferred Stock”). Amortization of deferred issuance costs are recorded as an expense on the Statement of Operations on a straight-line basis.

Federal and Other Taxes

The Company intends to qualify as a RIC under subchapter M of the Code and, as such, to not be subject to federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify for RIC tax treatment, among other requirements, the Company is required to distribute at least 90% of its investment company taxable income, as defined by the Code.

Because U.S. federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for federal income tax purposes. The tax basis components of distributable earnings may differ from the amounts reflected in the Statement of Assets and Liabilities due to temporary book/tax differences arising primarily from partnerships and passive foreign investment company investments.

Distributions are determined in accordance with federal income tax regulations, which differ from GAAP, and, therefore, may differ significantly in amount or character from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character but are not adjusted for temporary differences.

As of the tax year ended September 30, 2024, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Accumulated Capital Gains/(Losses)	Other cumulative effect of timing differences	Net unrealized appreciation/(depreciation) on investments	Total
$(400,469)	$0	$6,322,518	$5,922,049

The difference between book basis and tax basis distributable earnings and unrealized appreciation/(depreciation) is primarily attributable to income recognition deferral for distributions received from certain CLO equity positions that qualify as passive foreign investment companies.

As of March 31, 2025, the federal income tax cost and net unrealized depreciation on securities were as follows:

Cost of investments for tax purposes	$512,067,357
Gross tax unrealized appreciation	26,023,127
Gross tax unrealized depreciation	(34,376,683)
Net tax unrealized appreciation (depreciation) on investments	$(8,353,556)

As of the tax year ended September 30, 2024, the Company has a net capital loss carryforward of $400,469.

Distributions

The composition of distributions paid to common stockholders from net investment income and capital gains are determined in accordance with U.S. federal income tax regulations, which differ from GAAP. Distributions to common stockholders may be comprised of net investment income, net realized capital gains and return of capital for U.S. federal income tax purposes and are intended to be paid monthly. Common stockholders are entitled to the Company’s distributions based on the common stock they hold on the record date. Distributions payable to common stockholders are recorded as a liability on ex-dividend date and are paid to common stockholders on the payment date. A purchase of common stock of the Company before declaration of a distribution may be disadvantageous because the distribution to common stockholders has the effect of reducing the net asset value (“NAV”) of the shares by the amount of the distribution. In addition, if you invest through a taxable account, you could be subject to tax on the amount of the distribution. A purchase of shares of the Company at a time that net investment income and realized and unrealized

Annual Report | March 31, 2025	19

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

capital gains have previously been earned but a corresponding distribution has not yet been declared may have tax implications and is referred to as “buying a dividend.”

In addition to the regular monthly distributions, and subject to available taxable earnings of the Company, the Company may make periodic special and/or supplemental distributions representing the excess of the Company’s net taxable income over the Company’s aggregate monthly distributions paid during the year.

The characterization of distributions paid to common stockholders, as set forth in the Financial Highlights, reflects estimates made by the Company for federal income tax purposes. Such estimates are subject to change once the final determination of the source of all distributions has been made and the final tax return has been filed by the Company. To the extent that the Company’s distributions for the taxable year exceed current and accumulated earnings and profits, all or a portion of the distributions may be recharacterized as a tax return of capital to stockholders for federal income tax purposes. A tax return of capital distribution will generally not be taxable to stockholders but will reduce a stockholder’s tax basis, to the extent thereof, in shares of the Company’s stock on which the distribution was received, thereby potentially increasing the amount of taxable gain (or reducing any capital loss) when those shares are sold or otherwise disposed of. Additional tax return of capital distributions received after a stockholder’s tax basis is reduced to zero will be taxable gain to such stockholder. The tax character of the distributions paid by the Company during the year ended March 31, 2025 was $28,189,490 in ordinary income and $13,932,148 of tax return of capital.

3. INVESTMENTS

Fair value measurements

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 1. The following table presents information about the Company’s assets measured at fair value as of March 31, 2025:

Investments in Securities at Value	Level 1	Level 2	Level 3	Total
Assets:
Collateralized Loan Obligations - Debt	$–	$–	$1,987,136	$1,987,136
Collateralized Loan Obligations - Equity	–	–	492,884,184	492,884,184
Loan Accumulation Facilities	–	–	8,843,849	8,843,849
Total	$–	$–	$503,715,169	$503,715,169

Financial instruments disclosed, but not carried, at fair value

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried at fair value as of March 31, 2025 and the level of each financial liability within the fair value hierarchy:

Financial Instruments	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Series A 2024 8%	$55,730,744	$56,718,000	$–	$56,718,000	$–
Revolving Credit Facility	70,000,000	70,000,000	–	–	70,000,000
Total	$125,730,744	$126,718,000	$–	$56,718,000	$70,000,000

Transfers into and out of Level 3 generally relate to whether significant unobservable inputs are used for the fair value measurements. See Note 2 for additional information related to the fair value hierarchy and valuation techniques and inputs. There were no transfers into or out of Level 3 investments during the period ended March 31, 2025.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

Significant Unobservable Inputs

The following table summarizes the quantitative inputs and assumptions used for investments categorized as Level 3 of the fair value hierarchy as of March 31, 2025:

Asset	Fair Value as of March 31, 2025	Valuation Methodology	Unobservable Inputs	Range	Weighted Average*
CLO Equity	$485,525,599	Market quotes(1)	NBIM(2)	36.2% - 101.31%	77.81%
CLO Fee Notes	7,358,585	Discounted Cash Flow(3)	Discount rate	13.5% - 19.5%	15.35%
CLO Debt	1,987,136	Market quotes	NBIM	95.8% - 99.6%	96.18%
Loan Accumulation Facilities	8,843,849	Recent Transactions	Yield	40.29%	N/A
Total	$503,715,169

*	Weighted average calculations are based on fair value of investments.
(1)	The Company relies on non-binding mid prices, sourced from independent pricing services such as Markit or brokers/dealers, as a key input for determining the fair value of CLO debt and equity investments as of the valuation date. These prices may be adjusted to reflect any pending equity distributions and/or general market performance. The prices are evaluated by the Valuation Committee alongside additional input from the investment team and reports provided by the independent trustees of each CLO. The Company conducts market appropriateness evaluations on each position provided by these sources, with scenario analysis and assumptions that are recalibrated by market information and trading levels.
(2)	Market Quotes received are Non-Binding Indicative Mid Prices (“NBIM”), which are not directly observable, as they are provided by third parties with independent rationale as to selection of market-based inputs used to derive the prices, as well as expert judgement relating to the calibration and/or weighting of those inputs.
(3)	The Company values fee rebate side letters based on the negotiated rebates and fee holidays.

In addition to the techniques and inputs noted in the above table, the Adviser may use other valuation techniques and methodologies when determining the fair value measurements of the Company’s investments, as provided for in the Adviser’s valuation policy approved by the Board. Please refer to Note 2 “Summary of Significant Accounting Policies” for further discussion. The above table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company’s fair value measurements as of March 31, 2025. Unobservable inputs and assumptions are reviewed at each measurement date and updated as necessary to reflect current market conditions.

The following table shows the aggregate changes in fair value of the Company’s Level 3 investments during the period ended March 31, 2025:

	Asset Type
	Collateralized Loan Obligations - Debt	Collateralized Loan Obligations - Equity	Loan Accumulation Facilities	Total
Balance as of June 13, 2024 (commencement of operations)	$–	$–	$–	$–
Amortization	604	(3,688,218)	653,849	(3,033,765)
Realized Gain/(Loss)	22,327	(146,244)	–	(123,917)
Change in Unrealized Appreciation/Depreciation	(71,867)	(27,066,808)	–	(27,138,675)
Purchases	2,636,071	600,306,046 (1)	298,086,500	901,028,617
Sales Proceeds	(600,000)	(76,520,592)	(289,896,500)	(367,017,092)
Transfer into Level 3	–	–	–	–
Transfer Out of Level 3	–	–	–	–
Balance as of March 31, 2025	$1,987,136	$492,884,184	$8,843,849	$503,715,169
Net change in unrealized appreciation/(depreciation) included in the Statements of Operations attributable to Level 3 investments held at March 31, 2025	$(71,867)	$(27,066,808)	$–	$(27,138,675)

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

Purchase and Sales of Investment Securities

The cost of purchases and proceeds from the sale of securities, other than short-term securities, for the period ended March 31, 2025 were as follows:

Company	Purchases of Securities		Proceeds From Sales of Securities
Sound Point Meridian Capital Inc.	$611,132,118	(1)	$77,120,592

(1)	Includes in-kind purchases of $317,581,958

4. RISKS AND UNCERTAINTIES

The following list is not intended to be a comprehensive list of all of the potential risks associated with the Company. The Company’s prospectus provides a detailed discussion of the Company’s risks and considerations. The risks described in the prospectus are not the only risks the Company faces. Additional risks and uncertainties not currently known to the Company or that are currently deemed to be immaterial also may materially and adversely affect our business, financial condition and/or operating results.

Risks of Investing in CLOs and Other Structured Debt Securities

CLOs and other structured finance securities are generally backed by a pool of credit-related assets that serve as collateral. Accordingly, CLO and structured finance securities present risks similar to those of other types of credit investments, including default (credit), interest rate and prepayment risks. In addition, CLOs and other structured finance securities are often governed by a complex series of legal documents and contracts, which increases the risk of dispute over the interpretation and enforceability of such documents relative to other types of investments.

Subordinated Securities Risk

CLO equity and junior debt securities that the Company may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of senior priority interests in the same CLO. In addition, at the time of issuance, CLO equity securities are under collateralized in that the face amount of the CLO debt and CLO equity of a CLO at inception exceeds its total assets. The Company will typically be in a subordinated or first loss position with respect to realized losses on the underlying assets held by the CLOs in which the Company is invested.

Credit Risk

If (1) a CLO in which the Company invests, (2) an underlying asset of any such CLO or (3) any other type of credit investment in the Company’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status, the Company’s income, net asset value (“NAV”) and/or market price would be adversely impacted.

Key Personnel Risk

The Adviser manages our investments. Consequently, the Company’s success depends, in large part, upon the services of the Adviser and the skill and expertise of the Adviser’s professional personnel. There can be no assurance that the professional personnel of the Adviser will continue to serve in their current positions or continue to be employed by the Adviser. We can offer no assurance that their services will be available for any length of time or that the Adviser will continue indefinitely as the Company’s investment adviser.

Prepayment Risk

The assets underlying the CLO securities in which the Company invests are subject to prepayment by the underlying corporate borrowers. As such, the CLO securities and related investments in which the Company invests are subject to prepayment risk. If the Company or a CLO collateral manager are unable to reinvest prepaid amounts in a new investment with an expected rate of return at least equal to that of the investment repaid, the Company’s investment performance will be adversely impacted.

Liquidity Risk

Generally, there is no public market for the CLO investments in which the Company invests. As such, the Company may not be able to sell such investments quickly, or at all. If the Company can sell such investments, the prices the Company receives may not reflect the Adviser’s assessment of their fair value or the amount paid for such investments by the Company.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

Fair Valuation of the Company’s Portfolio Investments

Generally, there is no public market for the CLO investments and certain other credit assets in which the Company may invest. The Adviser values these securities at least monthly, or more frequently as may be required from time to time, at fair value. The Adviser’s determinations of the fair value of the Company’s investments have a material impact on the Company’s net earnings through the recording of unrealized appreciation or depreciation of investments and may cause the Company’s NAV on a given date to understate or overstate, possibly materially, the value that the Company ultimately realizes on one or more of the Company’s investments.

Limited Investment Opportunities Risk

The market for CLO securities is more limited than the market for other credit related investments. The Company can offer no assurances that sufficient investment opportunities for the Company’s capital will be available. In recent years there has been a marked increase in the number of, and flow of capital into, investment vehicles established to pursue investments in CLO securities whereas the size of the market is relatively limited. While the Company cannot determine the precise effect of such competition, such increase may result in greater competition for investment opportunities, which may result in an increase in the price of such investments relative to the risk taken on by holders of such investments. Such competition may also result, under certain circumstances, in increased price volatility or decreased liquidity with respect to certain positions.

Market Risk

Political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of the Company’s investments. A disruption or downturn in the capital markets and the credit markets could impair the Company’s ability to raise capital, reduce the availability of suitable investment opportunities for the Company, or adversely and materially affect the value of the Company’s investments, any of which would negatively affect the Company’s business. These risks may be magnified if certain events or developments adversely interrupt the global supply chain and could affect companies worldwide.

Loan Accumulation Facility Investment Risk

The Company may invest in loan accumulation facilities, which are short to medium term facilities often provided by the bank that will serve as placement agent or arranger on a CLO transaction and which acquire loans on an interim basis which are expected to form part of the portfolio of a future CLO. Investments in loan accumulation facilities have risks similar to those applicable to investments in CLOs. Leverage is typically utilized in such a facility and as such the potential risk of loss will be increased for such facilities employing leverage. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, the Company may be responsible for either holding or disposing of the loans. This could expose the Company to credit and/or mark-to-market losses, and other risks.

Reinvestment Risk

CLOs will typically generate cash from asset repayments and sales that may be reinvested in substitute assets, subject to compliance with applicable investment tests. If the CLO collateral manager causes the CLO to purchase substitute assets at a lower yield than those initially acquired or sale proceeds are maintained temporarily in cash, it would reduce the excess interest-related cash flow, thereby having a negative effect on the fair value of the Company’s assets. In addition, the reinvestment period for a CLO may terminate early, which would cause the holders of the CLO’s securities to receive principal payments earlier than anticipated. There can be no assurance that the Company will be able to reinvest such amounts in an alternative investment that provides a comparable return relative to the credit risk assumed.

Interest Rate Risk

The price of certain of the Company’s investments may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, the Company’s investments in senior secured loans through investments in junior equity and debt tranches of CLOs are sensitive to interest rate levels and volatility. For example, because the senior secured loans constituting the underlying collateral of CLOs typically pay a floating rate of interest, a reduction in interest rates would generally result in a reduction in the residual payments made to the Company as a CLO equity holder (as well as the cash flow the Company receives on the Company’s CLO debt investments and other floating rate investments). Further, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the Company’s cash flow, fair value of the Company’s assets and operating results. Because CLOs generally issue debt on a floating rate basis, an increase in the relevant benchmark index will increase the financing costs of CLOs. Furthermore, certain senior secured loans that constitute the collateral of the CLOs in which the Company invests may continue to pay interest at a floating rate based on Secured Overnight Financing Rate (“SOFR”) or may convert to a fixed rate of interest.

Counterparty Risk

The Company may be exposed to counterparty risk, which could make it difficult for the Company or the issuers in which the Company invests to collect on obligations, thereby resulting in potentially significant losses.

Annual Report | March 31, 2025	23

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

5. RELATED PARTY TRANSACTIONS

Investment Adviser

On May 9, 2024, the Company entered into an advisory agreement with the Adviser (the “Advisory Agreement”). Pursuant to the terms of the Advisory Agreement, the Company pays the Adviser, for its services, a management fee equal to an annual rate of 1.75% of our Total Equity Base which is calculated quarterly and payable quarterly in arrears. “Total Equity Base” means the NAV attributable to the common stock (prior to the application of the base management fee or incentive fee) and the paid-in or stated capital of the preferred interests in the Company (howsoever called), if any. For the period from June 13, 2024 (commencement of operations), through March 31, 2025, the Company was charged a management fee of $6,020,455, of which $2,103,525 was payable as of March 31, 2025.

We have agreed to pay the Adviser as compensation under the Advisory Agreement a quarterly incentive fee up to 20% of our Pre-Incentive Fee Net Investment Income, which means interest income, dividend income and any other income accrued during the quarter minus the Company’s operating expenses, interest expense or interest on debt outstanding, but excluding the incentive fee for the immediately preceding calendar quarter, subject to a quarterly preferred return, or hurdle, of 2.00% (8.00% annualized) and a catch-up feature. Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. No incentive fee is payable to the Adviser on capital gains whether realized or unrealized. The incentive fee is paid quarterly in arrears to the Adviser as follows:

●	no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed 2.00%;

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.50% in any calendar quarter (10.00% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.50%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income meets or exceeds 2.50% in any calendar quarter; and

●	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% in any calendar quarter (10.00% annualized) is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

There is no offset in subsequent quarters for any quarter in which an incentive fee is not earned. For the period ended March 31, 2025, the Company recognized incentive fee expense of $11,215,635. For the period ended March 31, 2025, the Company had an Incentive Fee payable of $3,328,074.

Administrator

Effective May 9, 2024, the Company entered into an administration agreement (the “Administration Agreement”) with the Administrator, an affiliate of the Adviser. Pursuant to the Administration Agreement, the Administrator furnishes the Company with office facilities, equipment, and clerical, bookkeeping, and record-keeping services at such facilities. Under the Administration Agreement, the Administrator performs, or arranges for the performance of, our required administrative services, which include being responsible for the financial records that we are required to maintain and preparing reports to our stockholders. In addition, the Administrator provides the Company with accounting services, assists the Company in determining and publishing our NAV, oversees the preparation and filing of our tax returns, monitors our compliance with tax laws and regulations and prepares and assists the Company with any audits by an independent public accounting firm of our financial statements. The Administrator is also responsible for the printing and dissemination of reports to our stockholders and the maintenance of our website. It provides support for our investor relations and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to the Company by others and provides such other administrative services as we may from time to time designate. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement. Our allocable portion of such total compensation is based on an allocation of the time spent on the Company relative to other matters. To the extent the Administrator outsources any of its functions, we pay the fees on a direct basis, without profit to the Administrator.

Certain accounting and other administrative services have been delegated by the Administrator to ALPS Fund Services, Inc. (“SS&C ALPS”). The Administration Agreement may be terminated by the Company without penalty upon not less than 60 days’ written notice to the Administrator and by the Administrator upon not less than 90 days’ written notice to the Company. The Administration Agreement will remain in effect if approved by the board of directors, including by a majority of our independent directors, on an annual basis.

When considering the approval of the Administration Agreement, the Board considers, among other factors, (i) the reasonableness of the compensation paid by the Company to the Administrator and any third-party service providers in light of the services provided, the quality of such services, any cost savings to the Company as a result of the arrangements, and any conflicts of interest, (ii) the methodology employed by the Administrator in determining how certain expenses are allocated to the Company, the Adviser and other relevant persons, (iii) the breadth, depth,

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

and quality of such administrative services provided, (iv) the at-cost nature of the compensation provided by the Adviser to the Company, and (v) the possibility of obtaining such services from a third party.

For the period ended March 31, 2025, the Company incurred a total of $914,847 in administration fees, consisting of $630,124 and $284,723 relating to services provided by the Administrator and SS&C ALPS, respectively, which are included in the Statement of Operations, and of which $386,745 was payable as of March 31, 2025 and reflected on the Statement of Assets and Liabilities.

No compensation is, or is expected to be, paid by the Company to directors who are “interested persons” of the Company, as such term is defined in the 1940 Act, or our officers. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers.

Affiliated Ownership

As of March 31, 2025, the Adviser and its affiliates and senior investment team held an aggregate of 26.8% of the Company’s common stock.

Exemptive Relief

In certain instances, we expect to co-invest on a concurrent basis with other accounts managed by the Adviser and certain of the Adviser’s affiliates and may do so, subject to compliance with applicable regulations and regulatory guidance and the Adviser’s written allocation procedures. The Company and the Adviser received exemptive relief from the SEC, on May 15, 2024, to permit the Company and certain of our affiliates to participate in certain negotiated co-investments alongside other accounts managed by the Adviser or certain of its affiliates, subject to certain conditions.

SOUND POINT REORGANIZATION

The Plan of Reorganization (the “Plan) was executed on June 11, 2024, and closed on June 13, 2024, the (“Closing Date”) by and between Sound Point Meridian Master Fund LP the (“Private Fund”), and the Company.

The Plan accomplished the reorganization of the Private Fund into the Company (the “Reorganization”) consisting of (a) the transfer of Private Fund assets to the Company in exchange solely for shares of common stock of the Company (see Footnote 6 Common Stock) having an aggregate value equal to the net assets of the Private Fund; (b) the assumption by the Company of the Retained Liabilities of the Private Fund (as defined below); (c) the distribution of all of the Company shares pro rata to the limited partners of the Private Fund in redemption of all of their outstanding Private Fund interests; and (d) the liquidation and dissolution of the Private Fund. This Plan was adopted as a plan of exchange for the purpose of Section 351 of the IRS Code.

Exchange of Assets

The Private Fund Assets acquired by the Company consisted of all assets of the Private Fund including, without limitation, cash, cash equivalents, securities, dividends and receivables owned by the Private Fund and any deferred or prepaid expenses shown as an asset on the Private Fund’s books as of June 13, 2024 except for limited cash reserves retained by the Private Fund to pay outstanding expenses. The total amount contributed was $320,400,000 of which $2,818,042 was in cash.

The Private Fund discharged all liabilities and obligations prior to the Closing Date (defined below), other than liabilities and obligations related to the Private Fund’s normal investment operations that were incurred prior to June 13, 2024, in the ordinary course of business (the “Retained Liabilities”).

Distribution of common shares was accomplished by SS&C GIDS, Inc., in its capacity as transfer agent for the Company (the “Transfer Agent”) and issued in the manner set forth in the Company’s then current registration statement.

Valuation

The value of the Private Fund Assets acquired by the Company was computed as of the close of regular trading on the NYSE on the Closing Date (the “Valuation Time”), using the Company’s valuation procedures which occurred on June 13, 2024 (the “Closing Date”).

The net asset value of the Company shares was based on the net asset value of the Private Fund at the time of the Reorganization and the public offering price at which Company Shares were issued in the initial public offering was conducted on the Closing Date.

The number of Company Shares issued to the Private Fund in exchange for the Private Fund Assets was determined by dividing the net asset value of the Private Fund by the net asset value of one Company share.

Annual Report | March 31, 2025	25

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

6. COMMON STOCK

As of March 31, 2025, there were 450,000,000 shares of common stock authorized, of which 20,318,901 shares were issued and outstanding.

On June 13, 2024, (commencement of operations), the Company issued 16,020,000 of common stock in exchange for $320,400,000 of Private Fund net assets at a value of $20.00 per share.

Pursuant to the final prospectus filed on the IPO Closing Date, on June 17, 2024, the Company issued common stock of 4,000,000 shares at an initial public offering price of $20.00 per share of common stock for net proceeds of $80,000,000.

On July 11, 2024, pursuant to the original IPO prospectus filed on the IPO Closing Date, the Company issued additional common stock via the overallotment of 175,000 shares at an initial public offering price of $20.00 per share of common for net proceeds of $3,500,000.

The Company is also party to a common stock purchase agreement with B. Riley Principal Capital II, LLC (“BRPC II”) whereby BRPC II has committed to purchase from the Company, at the Company’s direction, up to the lesser of (i) $25,000,000 in aggregate gross purchase price of our common stock and (ii) 4,052,100 shares of the Company’s common stock, subject to certain legal and regulatory restrictions. As of March 31, 2025, the total amount of capital raised under these issuances was approximately $116,599 and net proceeds were approximately $113,199 after deducting the sales agent’s commissions and offering expenses.

7. MANDATORY REDEEMABLE PREFERRED STOCK

The Company issued 2,300,000 of mandatorily redeemable preferred stock, at a par value of $0.001 per share, and had 2,300,000 shares outstanding at March 31, 2025. During the period ended March 31, 2025, the Company had the following series of preferred stock outstanding: 8.00% Series A 2024 Term Preferred Shares.

The Company is required to redeem all of the outstanding Series A Preferred Shares on their respective redemption dates, at a redemption price equal to $25 per share plus an amount equal to accumulated but unpaid dividends, if any, to the date of the redemption. The Company cannot effect any amendment, alteration, or repeal of the Company’s obligation to redeem all of the Series A Preferred Shares without the prior unanimous vote or consent of the holders of such Series A Preferred Shares. At any time on or after the optional redemption date, at the Company’s sole option, the Company may redeem the Series A Preferred Shares at a redemption price per share equal to the sum of the $25 liquidation preference per share plus an amount equal to accumulated but unpaid dividends, if any, on such Series A Preferred Shares. The Company, with the authorization by the Board, may repurchase any of the Series A Preferred Shares from time to time in the open market and effectively extinguish the debt. As of March 31, 2025, there were no accumulated but unpaid dividends on the Company’s Series A Preferred Shares.

The table below summarizes the components of interest expense, effective interest rates and cash paid on the Series A Preferred Shares for the period ended March 31, 2025:

Series A 2024 8%
Shares outstanding at June 13, 2024 (commencement of operations)	–
Shares issued	2,300,000
Shares redeemed	–
Shares outstanding at March 31, 2025	2,300,000

Series A 2024 8%
Principal value	$57,500,000
Deferred issuance cost	(1,769,256)
Carrying value	$55,730,744
Fair value(1)	$56,718,000
Fair value price per share(1)	$24.66

(1)	Represents the March 31, 2025 closing market price per share of Series A Preferred Shares on the NYSE.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

The terms of the Company’s Series A Preferred Share offerings are as set forth in the table below:

Series A 2024 8%
Offering price per share	$25.00
Term redemption date	November 30, 2029
Term redemption price per share	$25.00
Optional redemption date	November 30, 2026
Stated interest rate	8.00%

The Company’s Term Preferred Shares had no accrued interest payable at March 31, 2025. Deferred issuance costs represent underwriting fees and other direct costs incurred that are related to the Company’s Series A Preferred Shares. As of March 31, 2025, the Company had an unamortized deferred debt issuance cost balance of $1,769,256 related to the issuance of the Series A Preferred Shares.

The table below summarizes the components of interest expense, effective interest rates and cash paid on the Series A Preferred Shares for the period ended March 31, 2025:

Series A 2024 8%
Stated interest expense	$1,827,529
Amortization of deferred issuance costs	$147,503
Total interest expense	$1,975,032
Weighted average effective interest rate	8.25%

8. REVOLVING CREDIT FACILITY

The Company may utilize leverage to the extent permitted by the 1940 Act. The Company may obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes or preferred stock and leverage attributable to repurchase agreements or similar transactions. Instruments that create leverage are generally considered to be senior securities under the 1940 Act. The use of leverage creates an opportunity for increased net income and capital appreciation, but also creates additional risks and expenses which will be borne entirely by common stockholders. The Company’s leverage strategy may not ultimately be successful.

On July 8, 2024, the Company entered into a $100,000,000 revolving credit facility with Canadian Imperial Bank of Commerce (the “Revolving Credit Facility”), which may be increased up to $125,000,000 at the option of existing and/or new lenders (the “Commitment Amount”). The Revolving Credit Facility is secured by a first-priority perfected security interest in substantially all of the assets of the Company, including, without limitation, all eligible portfolio investments of the Company, subject to certain exceptions. Borrowings under the Revolving Credit Facility bear interest at term SOFR plus a margin of 3.75% per annum.

The Revolving Credit Facility will mature on the earlier of (i) the termination of the Commitment, as defined by the terms of the Revolving Credit Facility, or (ii) the scheduled maturity date of July 8, 2026, which may be extended for an additional period of up to 364 days pursuant to the terms thereof.

As of March 31, 2025, the Company had outstanding borrowings of $70,000,000 at a blended current yield of 8.07%. The interest expense for the period ending March 31, 2025 on the Revolving Credit Facility was $2,675,178, inclusive of any unused fee $11,250, and is recorded in interest expense on the Statement of Operations.

See Note 9 “Asset Coverage” for further discussion on the Company’s calculation of asset coverage with respect to the Revolving Credit Facility.

Annual Report | March 31, 2025	27

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

9. ASSET COVERAGE

Under the provisions of the 1940 Act, the Company is permitted to issue senior securities, including debt securities and preferred stock, and borrowings from banks or other financial institutions, provided that the Company satisfies certain asset coverage requirements.

With respect to senior securities that are stocks, such as the Preferred Stock, the Company is required to have asset coverage of at least 200%, as measured at the time of issuance of any such senior securities that are stocks and calculated as the ratio of the Company’s total assets, less all liabilities and indebtedness not represented by senior securities, over the aggregate amount of the Company’s outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding shares of senior securities that are stocks.

With respect to senior securities representing indebtedness, such as the Revolving Credit Facility or any bank borrowings (other than temporary borrow as defined under the 1940 Act), the Company is required to have asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of the Company’s total assets, less all liabilities and indebtedness not represented by senior securities, over the aggregate amount of the Company’s outstanding senior securities representing indebtedness.

If the Company’s asset coverage declines below 300% (or 200%, as applicable), the Company would be prohibited under the 1940 Act from incurring additional debt or issuing additional preferred stock and from declaring certain distributions to its stockholders. In addition, the terms of the Revolving Credit Facility require the Company to cure any breach of the applicable asset coverage if the Company fails to maintain the applicable asset coverage, and the terms of the Preferred Stock require the Company to redeem shares of the Preferred Stock, if such failure to maintain the applicable asset coverage is not cured by a certain date.

The following table summarizes the Company’s asset coverage with respect to its Preferred Stock and Revolving Credit Facility as of March 31, 2025:

As of March 31, 2025
Total Assets	$514,047,726
Less liabilities and debt not represented by senior securities	(6,745,839)
Net total assets and liabilities not represented by senior securities	$507,301,887
Revolving Credit Facility	$70,000,000
Preferred Stock	$55,730,744
Asset coverage for debt securities(1)	725%
Asset coverage for senior securities(2)	403%

(1)	Asset coverage of the debt securities is calculated in accordance with Section 18(h) of the 1940 act.
(2)	Asset coverage of the senior securities is calculated in accordance with Section 18(h) of the 1940 act.

10. COMMITMENTS AND CONTINGENCIES

As of March 31, 2025, the Company had one unfunded commitment to purchase a CLO equity security related to existing investments in loan accumulation facilities. This unfunded commitment totaled $12,272,616. The Company is committed to purchasing the security once the loan accumulation facility has closed.

The total commitment amount does not necessarily represent future cash requirements. The Company is not currently subject to any material legal proceedings. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect these proceedings will have a material effect upon its financial condition or results of operations.

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

11. INDEMNIFICATIONS

Under the Company’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, during the normal course of business, the Company enters into contracts containing a variety of representations which provide general indemnifications. The Company’s maximum exposure under these agreements cannot be known; however, the Company expects any risk of loss to be remote.

12. RECENT ACCOUNTING PRONOUNCEMENTS

On November 4, 2024, the FASB issued Accounting Standards Update No. ASU 2024-03 (“ASU 2024-03”), which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company has evaluated the provisions of ASU 2024-03, which did not have a material impact on the Company’s financial statements and related disclosures.

13. SEGMENT REPORTING

The Company has a single reportable segment with investment objectives described in Note 1 “Organization”. The chief operating decision maker (“CODM”) of the Company is comprised of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The financial information in the form of the Company’s portfolio composition, total returns, changes in net assets and expense ratios, which are used by the CODM to assess the Company’s performance and to make operational decisions for the Company’s single segment, is consistent with that presented within the Company’s financial statements. Segment assets are reflected on the accompanying Statement of Assets and Liabilities as “total assets” and significant segment expenses are listed on the accompanying Statement of Operations.

Annual Report | March 31, 2025	29

Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

14. FINANCIAL HIGHLIGHTS

	For the Period June 13, 2024 (Commencement of operations) to March 31, 2025
NET ASSET VALUE, BEGINNING OF PERIOD	$20.00

INCOME FROM INVESTMENT OPERATIONS
Net investment income (loss)(a)	2.22
Net realized and unrealized loss on investments	(1.36)
Total income from investment operations	0.86

DISTRIBUTIONS
From net investment income	(1.39)
From return of capital	(0.69)
Total distributions	(2.08)

NET ASSET VALUE, END OF PERIOD	$18.78

NET ASSET VALUE TOTAL RETURN(b)(c)	4.09%
MARKET VALUE TOTAL RETURN(b)(c)	10.52%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000’s)	$381,571

RATIOS TO AVERAGE NET ASSETS (INCLUDING INTEREST EXPENSE AND INCENTIVE FEES)
Ratio of gross expenses to average net assets	7.10	%(d)
Ratio of net expenses to average net assets	7.10	%(d)
Ratio of net investment income to average net assets	14.71	%(d)

RATIOS TO AVERAGE NET ASSETS (EXCLUDING INTEREST EXPENSE AND INCENTIVE FEES)
Ratio of gross expenses to average net assets	2.88	%(d)
Ratio of net expenses to average net assets	2.88	%(d)

ASSET COVERAGE RATIO
Asset coverage for debt securities (300%)	725%
Asset coverage including senior securities (200%)	403%

PORTFOLIO TURNOVER RATE(b)	16%

(a)	Per share numbers have been calculated using the average shares method.
(b)	Not annualized.
(c)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Returns do not reflect the deduction of taxes that a shareholder would pay on company distributions or upon the disposition of common shares.
(d)	Annualized (except incentive fee, professional fees and certain other administrative fees that are not recurring).

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Sound Point Meridian Capital, Inc.	Notes to Financial Statements
March 31, 2025

Senior Securities Table

Information about the Company’s senior securities shown in the following table has been derived from the Company’s financial statements as of and for the dates noted.

Type of Security	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Per Unit(1)	Involuntary Liquidating Preference Per Unit(2)	Average Market Value Per Unit(3)
For the period June 13, 2024 (commencement of operations) to March 31, 2025
Series A Preferred Shares	$57,500,000	$99.47	$25.00	$24.87
Revolving Credit Facility (Canadian Imperial Bank of Commerce)	$70,000,000	$7,247.17	N/A	N/A

(1)	The asset coverage per unit figure is the ratio of the Company’s total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate dollar amount of senior securities, as calculated in accordance with section 18(h) of the 1940 Act. With respect to the Series A Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding preferred stock (based on a per share liquidation preference of $25.00). With respect to the Credit Facility, the asset coverage per unit figure is expressed in terms of dollar amounts per $1,000 of indebtedness.
(2)	The involuntary liquidating preference per unit is the amount to which a share of Series A Preferred Shares would be entitled in preference to any security junior to it upon our involuntary liquidation.
(3)	The average market value per unit is calculated by taking the average of the closing price of the Series A Term Preferred Stock (NYSE: SPMA).

The Company previously disclosed in Note 14 to the Financial Statements in its Form N‐2 and Prospectus Supplement No.1 dated May 30, 2025 that the Total Amount Outstanding Exclusive of Treasury Securities for Series A Preferred Shares was $55,730,744 (net of $1,769,256 of deferred issuance costs) and the Asset Coverage Per Unit was $4.03 for both the Series A Preferred Shares and the Revolving Credit Facility. The changes to the previously disclosed amounts have no impact on the Statements of Assets and Liabilities, Operations, Changes in Net Assets or Cash Flows. These changes were made to conform with the Form N‐2 calculation requirements.

15. SUBSEQUENT EVENTS

On April 30, 2025, the Company paid total distributions of $0.25 per share on its common stock. Additionally, on May 28, 2025, the Company declared three separate distributions of $0.25 per share on its common stock. The distributions are payable on each of July 31, 2025, August 29, 2025 and September 30, 2025 to holders of record as of July 15, 2025, August 15, 2025 and September 15, 2025, respectively.

On April 30, 2025, the Company paid total distributions of $0.16667 per share on its preferred stock. Additionally, on May 28, 2025, the Company declared three separate distributions of $0.16667 per share on its preferred stock. The distributions are payable on each of July 31, 2025, August 29, 2025 and September 30, 2025 to holders of record as of July 15, 2025, August 15, 2025 and September 15, 2025, respectively.

The Company has evaluated subsequent events through the date of issuance and noted no other events that necessitate adjustments to or disclosure in the financial statements.

Annual Report | March 31, 2025	31

Sound Point Meridian Capital, Inc.	Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sound Point Meridian Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Sound Point Meridian Capital, Inc. (the “Company”) as of March 31, 2025, and the related statements of operations, changes in net assets, and cash flows, including the related notes, for the period June 13, 2024 (commencement of operations) through March 31, 2025 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations, changes in its net assets, and its cash flows for the period June 13, 2024 (commencement of operations) through March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of securities owned as of March 31, 2025 by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York

May 29, 2025, except for the Senior Securities Table in Note 14 to the financial statements, as to which the date is June 24, 2025

We have served as the Company’s auditor since 2024.

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Sound Point Meridian Capital, Inc.	Supplemental Information
March 31, 2025 (Unaudited)

Price Range of Common Stock

Our common stock began trading on June 14, 2024 and is currently traded on the NYSE under the symbol “SPMC.” The following table lists the high and low closing sale price for our common stock, the high and low closing sale price as a percentage of NAV and distributions declared per share each quarter since June 14, 2024.

		Closing Sales Price		Premium (Discount) of High Sales Price to	Premium (Discount) of Low Sales Price to
Period	NAV(1)	High	Low	NAV(2)	NAV(2)
Fiscal year ending March 31, 2025
First quarter(3)	$19.91	$20.07	$19.90	0.80%	-0.05%
Second quarter	$19.59	$20.35	$19.02	3.88%	-2.91%
Third quarter	$20.52	$21.41	$18.75	4.34%	-8.63%
Fourth quarter	$18.78	$22.11	$19.72	17.73%	5.01%

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.
(3)	The Company commenced operations on June 13, 2024.

Shares of closed-end management investment companies may trade at a market price that is less than the NAV that is attributable to those shares. The possibility that the Company’s shares of common stock will trade at a discount to NAV or at a premium that is unsustainable over the long term is separate and distinct from the risk that the Company’s NAV will decrease. It is not possible to predict whether the Company’s shares will trade at, above or below NAV in the future. Our NAV per share was $18.78 as of March 31, 2025. The closing sales price for shares of the Company’s common stock on the NYSE on March 31, 2025 was $19.94, which represented a 6.18% premium to NAV per share. As of March 31, 2025, there were 19 stockholders of record of the Company’s common stock (which does not reflect holders whose shares are held in street name by a broker, bank or other nominee).

Annual Report | March 31, 2025	33

Sound Point Meridian Capital, Inc.	Dividend Reinvestment Plan
March 31, 2025 (Unaudited)

We have established an automatic dividend reinvestment plan, or “DRIP.” Each registered holder of at least one full share of our common stock will be automatically enrolled in the DRIP. Under the DRIP, distributions on shares of our common stock are automatically reinvested (net of applicable withholding tax) in additional shares of our common stock by SS&C GIDS, Inc., or the “DRIP Administrator,” unless a common stockholder opts out of the DRIP. Holders of our common stock who receive distributions in the form of additional shares of our common stock are nonetheless required to pay applicable federal, state, and local taxes on the reinvested distribution but will not receive a corresponding cash distribution with which to pay any applicable tax. Holders of shares of our common stock who opt-out of participation in the DRIP (including those holders whose shares are held through a broker or other nominee who has opted out of participation in the DRIP) generally will receive all distributions in cash.

We expect to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to NAV. Under such circumstances, the number of shares to be credited to each participant is determined by dividing the aggregate dollar amount of the distribution by 95% of the closing market price per share on the payment date, provided that if 95% of the closing market price per share on the payment date is below our last determined NAV per share, then the number of shares to be credited to each participant’s account pursuant to the DRIP will be determined by dividing the aggregate dollar amount of the distribution by the lesser of (i) our last determined NAV per share and (ii) the closing market price per share. The market price per share on that date will be the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their electronically reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the DRIP. Shares purchased in open market transactions by the DRIP Administrator will be allocated to a common stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market. The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our common stockholders have been tabulated.

There are no brokerage charges with respect to shares of common stock issued directly by us. However, whenever shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.03 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested.

Holders of our common stock can also sell shares held in the DRIP account at any time by contacting the DRIP Administrator in writing at 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407. The DRIP Administrator will mail a check to such holder (less applicable brokerage trading fees) on the settlement date, which is three business days after the shares have been sold. If a common stockholder chooses to sell its shares through a broker, the holder will need to request that the DRIP Administrator electronically transfer their shares to the broker through the Direct Registration System.

Common stockholders participating in the DRIP may withdraw from the DRIP at any time by contacting the DRIP Administrator in writing at 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407. Such termination will be effective immediately if the notice is received by the DRIP Administrator prior to any distribution record date; otherwise, such termination will be effective on the first trading day after the payment date for such distribution, with respect to any subsequent distribution. If a holder of our common stock withdraws, full shares will be credited to their account, and the common stockholder will be sent a check for the cash adjustment of any fractional share at the market value per share of our common stock as of the close of business on the day the termination is effective, less any applicable fees. Alternatively, if the common stockholder wishes, the DRIP Administrator will sell their full and fractional shares and send them the proceeds, less brokerage trading fees of $0.03 per share. If a common stockholder does not maintain at least one whole share of common stock in the DRIP account, the DRIP Administrator may terminate such common stockholder’s participation in the DRIP after written notice. Upon termination, common stockholders will be sent a check for the cash value of any fractional share in the DRIP account, less any applicable broker commissions and taxes.

Common stockholders who are not participants in the DRIP but hold at least one full share of our common stock may join the DRIP by notifying the DRIP Administrator in writing at 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407. If received in proper form by the DRIP Administrator before the record date of a distribution, the election will be effective with respect to all distribution paid after such record date. If a common stockholder wishes to participate in the DRIP and their shares are held in the name of a brokerage firm, bank or other nominee, the common stockholder should contact their nominee to see if it will participate in the DRIP. If a common stockholder wishes to participate in the DRIP, but the brokerage firm, bank or other nominee is unable to participate on their behalf, the common stockholder will need to request that their shares be re- registered in their own name, or the common stockholder will not be able to participate. The DRIP Administrator will administer the DRIP on the basis of the number of shares certified from time to time by the common stockholder as representing the total amount registered in their name and held for their account by their nominee.

Experience under the DRIP may indicate that changes are desirable. Accordingly, we and the DRIP Administrator reserve the right to amend or terminate the DRIP upon written notice to each participant at least 30 days before the record date for the payment of any distribution by us.

All correspondence or requests for additional information about the DRIP should be directed to the DRIP Administrator 430 W 7th Street, Suite 219360, Kansas City, MO 64105-1407.

34	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

1. SOUND POINT MERIDIAN CAPITAL INC.

The following information in this annual report is a summary of certain changes during the fiscal year ended March 31, 2025. This information may not reflect all of the changes that have occurred since you purchased shares of the Company.

During the applicable period, there have been: (i) no material changes to the Company’s investment objectives and policies that have not been approved by stockholders, (ii) no material changes to the Company’s principal risks, (iii) no changes to the persons primarily responsible for day-to-day management of the Company, and (iv) no changes to the Company’s charter or bylaws that would delay or prevent a change of control of the Company.

Investment Objectives and Strategies

We are an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the “1940 Act.” We intend to qualify annually as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code of 1986, as amended, or the “Code,” beginning with our tax year ended September 30, 2024. We were formed on May 13, 2022 as Sound Point Meridian Capital, LLC, a Delaware limited liability company, and effective March 13, 2024, we converted to a Delaware corporation under the name Sound Point Meridian Capital, Inc. On June 14, 2024, our common stock began trading on the New York Stock Exchange (the “NYSE”) under the ticker symbol “SPMC” following our initial public offering of 4,000,000 shares of our common stock (the “IPO”) at a public offering price of $20.00 per share.

Our primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. We seek to achieve our investment objectives by investing primarily in third-party collateralized loan obligation (“CLO”) equity and mezzanine tranches of predominately U.S.-dollar denominated CLOs backed by corporate leveraged loans issued primarily to U.S. obligors. This investment strategy looks to opportunistically shift between the primary and secondary CLO markets, seeking to identify the most compelling relative value. Our focus is on the primary CLO market (i.e., acquiring securities at the inception of a CLO) when the discrepancy between the value of a CLO’s assets and liabilities is believed to present an attractive investment opportunity. We will opportunistically switch to the secondary market (i.e., acquiring existing CLO securities) during times of market volatility or when we identify attractive investment opportunities. The Adviser aims to identify top-tier CLO managers with proven track records of outperformance through increasing the value of the loans held by the CLO, generation of high equity distributions and active portfolio management. Additionally, the strategy is focused on CLOs with attractive structures, which include flexibility for the CLO manager, strong cushions on covenants and cashflow ratios, terms that are favorable to the holders of CLO equity securities and reinvestment periods that are consistent with the Adviser’s current market views.

We may also invest in other securities and instruments that the Adviser believes are consistent with our investment objectives, including, among other investments, junior debt tranches of CLOs and loan accumulation facilities. Loan accumulation facilities are short- to medium-term facilities, often provided by the bank that will serve as the placement agent or arranger on a CLO transaction and typically leveraged four to six times. The amount that we will invest in other securities and instruments will vary from time to time and, as such, may constitute a material part of our portfolio on any given date, based on the Adviser’s assessment of prevailing market conditions. Finally, the Adviser implements an active portfolio management style.

The CLO equity securities in which we primarily seek to invest are typically unrated and are considered speculative with respect to timely payment of interest and repayment of principal. The CLO equity securities in which we intend to invest are highly leveraged (with CLO equity securities typically being leveraged nine to 13 times), which magnifies our risk of loss on such investments. Risks in CLO tranches tend to evolve over time and across the cycle, as a function of the credit risk in the underlying portfolio and the behavior of the manager. Given that the CLO market is generally slow to reprice these changes in risk profiles, the Adviser believes it can mitigate these risks and take advantage of this latency to improve returns. The CLOs in which we intend to invest are typically collateralized by below-investment grade loans (sometimes referred to as leveraged loans). The equity tranche of a CLO represents the most subordinated tranche in a CLO’s capital structure. Such securities are therefore subject to greater risks than securities issued by a CLO in higher priority tranches, including credit (i.e., default) risk and liquidity risk.

CLO equity is an illiquid investment. For the most part, CLO equity trades “by appointment” and trading prices are heavily negotiated. Projected cashflows to CLO equity involve a number of assumptions about the future, including interest rates, reinvestment spreads on loans bought in the future, loan prepayment rates, and other factors that may be difficult to predict. As such, CLO equity is considered a “speculative” investment by rating agencies and there is generally no standard methodology or observable market that allows a buyer or seller to easily price a CLO equity position at the time of trade.

We may also engage in “Derivative Transactions,” as described below, from time to time. To the extent we engage in Derivative Transactions, we expect to do so to hedge against interest rate, credit and/or other risks, or for other investment or risk management purposes. We may use Derivative

Annual Report | March 31, 2025	35

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

Transactions for investment purposes to the extent consistent with our investment objectives if the Adviser deems it appropriate to do so. We may purchase and sell a variety of derivative instruments, including exchange-listed and over-the-counter, or “OTC,” options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors, or collars, and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments. Collectively, we refer to these financial management techniques as “Derivative Transactions.”

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received, the CLO vehicle makes contractual interest payments to the holders of each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate payment and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants), the remaining funds may be paid to the holders of the equity tranche. The contractual provisions setting out this order of payments are detailed in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to the holders of each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle. CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values.

The diagram below is for illustrative purposes only. The CLO vehicles in which we may invest may vary substantially from the illustrative example set forth below.

These investment objectives are not fundamental policies of ours and may be changed by our board of directors without prior approval of our stockholders.

Investment Restrictions

Our investment objectives and our investment policies and strategies, except for the six investment restrictions designated as fundamental policies under this caption, are not fundamental and may be changed by the board of directors without stockholder approval.

36	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

As referred to above, the following six investment restrictions are designated as fundamental policies and, as such, cannot be changed without the approval of the holders of a majority of our outstanding voting securities:

(1)	We may not issue senior securities (including borrowing money), except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(2)	We may not engage in the business of underwriting securities issued by others, except to the extent that we may be deemed to be an underwriter in connection with the disposition of portfolio securities;

(3)	We may not purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices, currency or other financial instruments;

(4)	We may not purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except that we reserve freedom of action to hold and to sell real estate acquired as a result of our ownership of securities;

(5)	We may not make loans, except to the extent consistent with our investment objectives and our investment policies and strategies described in this prospectus or otherwise permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff, or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff, or other authority with appropriate jurisdiction. For purposes of this investment restriction, the purchase of debt obligations (including acquisitions of loans, loan participations, or other forms of debt instruments) shall not constitute loans by us; and

(6)	We may not invest in any security if as a result of such investment, 25% or more of the value of our total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry or group of industries except (a) securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers), (b) as otherwise provided by the 1940 Act, as amended from time to time, and as modified or supplemented from time to time by (i) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, and (ii) any exemption or other relief applicable to us from the provisions of the 1940 Act, as amended from time to time, or (c) as set forth in the following paragraph. For purposes of this restriction, in the case of investments in loan participations between us and a bank or other lending institution participating out the loan, we will treat both the lending bank or other lending institution and the borrower as “issuers.”

We may invest up to 100% of our assets in securities issued by CLO vehicles and in corporate debt instruments, which may be acquired directly in privately negotiated transactions or in secondary market purchases.

The latter part of certain of our fundamental investment restrictions (i.e., the references to “except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction”) provides us with flexibility to change our limitations in connection with changes in applicable law, rules, regulations, or exemptive relief. The language used in these restrictions provides the necessary flexibility to allow our board of directors to respond efficiently to these kinds of developments without the delay and expense of a stockholder meeting.

Whenever an investment policy or investment restriction set forth in this report or in our prospectus states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of our acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets, or other circumstances will not compel us to dispose of such security or other asset. Notwithstanding the foregoing, we must always be in compliance with the borrowing policies set forth above.

Use of Leverage and Leverage Risks

The use of leverage, whether directly through borrowing under a revolving credit facility with Canadian Imperial Bank of Commerce (the “Credit Facility”) or the issuance of the 8.00% Series A Term Preferred Stock due 2029 (the “Series A Preferred Shares”), or indirectly through investments such as CLO junior debt and equity securities that inherently involve leverage, may magnify our risk of loss. CLO equity and junior debt securities are very highly leveraged (with CLO equity securities typically being leveraged nine to 13 times), and therefore the CLO securities in which we invest are subject to a higher degree of loss since the use of leverage magnifies losses.

Annual Report | March 31, 2025	37

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

We may use leverage to the extent permitted by the 1940 Act. We have incurred leverage by issuing preferred stock and incurring indebtedness for borrowing money. We are permitted to obtain additional leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes, or preferred stock and leverage attributable to reverse repurchase agreements or similar transactions. In contrast to the CLOs in which we will invest, which are typically highly leveraged, we intend to use relatively limited amounts of leverage (generally expected to consist of borrowings or the issuances of preferred stock or debt securities) in order to optimize the returns to our stockholders. We seek to use appropriate leverage that enhances returns without creating undue risk in the portfolio in the case that the CLO market weakens. Over time, the Adviser may decide that it is appropriate to use more leverage to purchase assets or for other purposes, or to reduce leverage by repaying any outstanding facilities. The more leverage we employ, the more likely a substantial change will occur in our NAV. Accordingly, any event that adversely affects the value of an investment would be magnified to the extent leverage is utilized. The cumulative effect of the use of leverage with respect to any investments in a market that moves adversely to such investments could result in a substantial loss that would be greater than if our investments were not leveraged. The use of leverage creates additional expenses that will be borne entirely by common stockholders. The Company’s leverage strategy may not ultimately be successful.

The following table is intended to illustrate the effect of the use of direct leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Our Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder(1)	-16.81%	-9.93%	-3.04%	3.84%	10.73%

(1)	Assumes (i) $559.8m in pro forma total assets as of March 31, 2025 (adjusted to reflect (1) the committed equity financing of 4,052,100 shares of our common stock and (2) the hypothetical borrowings of the full $100 million available under the Credit Facility); (ii) $406.6m in pro forma net assets as of March 31, 2025 (adjusted to reflect the issuances and borrowings described above); and (iii) an annualized weighted average interest rate on our indebtedness and preferred equity, as of March 31, 2025, of 8.07%.

Based on our assumed leverage described above, our investment portfolio would have been required to experience an annual return of at least 2.21% to cover annual interest and dividend payments on our outstanding indebtedness and preferred equity.

Principal Risk Factors

The following list is not intended to be a comprehensive list of all of the potential risks associated with the Company. The Company’s prospectus provides a detailed discussion of the Company’s risks and considerations. The risks described in the prospectus are not the only risks the Company faces. Additional risks and uncertainties not currently known to the Company or that are currently deemed to be immaterial also may materially and adversely affect its business, financial condition and/or operating results.

Limited Prior Operating History

We were formed in May 2022 and commenced operations on June 13, 2024, and are therefore subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially.

Risks of Investing in CLOs and Other Structured Debt Securities

CLOs and other structured finance securities are generally backed by a pool of credit-related assets that serve as collateral. Accordingly, CLO and structured finance securities present risks similar to those of other types of credit investments, including default (credit), interest rate and prepayment risks. Adverse credit events impacting a CLO’s or structured finance security’s underlying collateral would be expected to reduce cash flows payable to the Company as CLO equity investor. In addition, there is a risk that majority lenders to an underlying loan held by a CLO could amend or otherwise modify the loan to the detriment of the CLO (including, for example, by transferring collateral or otherwise reducing the priority of the CLO’s investment within the borrower’s capital structure). Such actions would impair the value of the CLO’s investment and, ultimately, the Company. In addition, CLO and structured finance securities also present risks related to the capability of the servicer of the securitized assets. CLOs and other structured finance securities are often governed by a complex series of legal documents and contracts, which increases the risk of dispute over the interpretation and enforceability of such documents relative to other types of investments. There is also a risk that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. CLOs are also inherently leveraged vehicles and are subject to leverage risk.

38	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

Subordinated Securities Risk

CLO equity and mezzanine securities that the Company may acquire are subordinated in right of payment to more senior tranches of CLO debt. CLO equity and mezzanine securities are subject to increased risks of default relative to the holders of superior priority interests in the same CLO. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the face amount of the CLO debt and CLO equity of a CLO at inception exceed its total assets.

Re-Pricing Risk

If interest rates on investments similar to a CLO’s secured notes fall below the prevailing levels at the time of issuance of those secured notes, the holders of CLO equity may have the right to cause a re-pricing of one or more classes of the secured notes, which will result in the interest rate payable with respect to each re-priced class to be reduced. Any mezzanine CLO securities in which we invest that are re-priced will be redeemed if we elect not to participate in the re-pricing, and such redemption may be at a time when other investments bearing the same rate of interest may be more difficult or expensive to acquire. A re-pricing may also result in a shorter investment than a holder of secured notes may have initially anticipated. Holders subject to a re-pricing may recognize taxable income to the extent of the excess of any distributions made on their secured notes during the taxable year in which the re-pricing occurs and may recognize short-term capital gain or loss if they sell, exchange, retire, or otherwise dispose of their notes within one year after the re-pricing, even if such gain or loss otherwise would have been long-term capital gain or loss.

Covenant-Lite Loans Risk

Covenant-lite loans are loans that possess few or no financial maintenance and reporting covenants intended to protect lenders. Covenant-lite loans are subject to the risks associated with investments in other types of loans. Generally, covenant-lite loans allow the borrowers more freedom to operate because their covenants are incurrence-based, which means they are only tested, and therefore can only be breached, at the time of a proposed affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent that the CLOs that we invest in hold covenant-lite loans, our CLOs may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in loans with financial maintenance covenants.

High-Yield and Unrated Investment Risk

The CLO securities that the Company acquires are typically rated below investment grade or, in the case of CLO equity securities, unrated and are therefore considered “higher-yield” or “junk” securities and are considered speculative with respect to timely payment of interest and repayment of principal. The senior secured loans and other credit-related assets underlying CLOs are also higher-yield investments. Investing in CLO securities and other high-yield investments typically involves greater credit and liquidity risk than investment grade obligations, which may adversely impact the Company’s performance.

Leverage Risk

The use of leverage, whether directly or indirectly through investments such as CLO securities that inherently involve leverage, may magnify the Company’s risk of loss. CLOs are typically very highly leveraged (with CLO equity securities typically being leveraged nine to 13 times), and therefore the CLO securities in which the Company invests are subject to a higher degree of risk of loss since the use of leverage magnifies losses.

Credit Risk

If (1) a CLO in which the Company invests, (2) an underlying asset of any such CLO or (3) any other type of credit investment in the Company’s portfolio declines in price or the obligor fails to pay principal, interest or other return when due because the issuer or debtor, as the case may be, experiences a decline in its financial performance or has other credit related issues, the Company’s income, NAV and/or market price may be adversely impacted. Additionally, interest on a CLO may be paid in kind or deferred and capitalized (paid in the form of obligations of the same type rather than cash), which involves continued exposure to default risk with respect to such payments.

Key Personnel Risk

The Adviser manages our investments. We are dependent upon the key personnel of the Adviser for our future success. There can be no assurance that the professional personnel of the Adviser will continue to serve in their current positions or continue to be employed by the Adviser. The Company can offer no assurance that their services will be available for any length of time or that the Adviser will continue indefinitely as the Company’s investment adviser.

Conflicts of Interest Risk

The Company’s executive officers and directors, and the Adviser and certain of its affiliates and their officers and employees, including the members of the Adviser’s CLO investment team, have several conflicts of interest as a result of the other activities in which they engage.

Annual Report | March 31, 2025	39

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

Prepayment Risk

The assets underlying the CLO securities in which the Company invests are subject to prepayment by the underlying corporate borrowers. As such, the CLO securities and related investments in which the Company invests are subject to prepayment risk. If the Company or a CLO collateral manager are unable to reinvest prepaid amounts in a new investment with an expected rate of return at least equal to that of the investment repaid, the Company’s investment performance will be adversely impacted.

Liquidity Risk

Generally, there is no public market for the CLO investments in which the Company invests. As such, the Company may not be able to sell such investments quickly, or at all. If the Company is able to sell such investments, the prices the Company receives may not reflect the Adviser’s assessment of their fair value or the amount paid for such investments by the Company.

Incentive Fee Risk

Our incentive fee structure and the formula for calculating the fee payable to the Adviser may incentivize the Adviser to pursue speculative investments and use leverage in a manner that adversely impacts our performance. In view of the catch-up provision applicable to income incentive fees under the Investment Advisory Agreement, the Adviser could potentially receive a significant portion of the increase in our investment income attributable to a general increase in interest rates.

Fair Valuation of the Company’s Portfolio Investments

Generally, there is no public market for the CLO investments and certain other credit assets in which the Company may invest. The Adviser values these securities at least quarterly, or more frequently as may be required from time to time, at fair value. The Adviser’s determinations of the fair value of the Company’s investments have a material impact on the Company’s net earnings through the recording of unrealized appreciation or depreciation of investments and may cause the Company’s NAV on a given date to understate or overstate, possibly materially, the value that the Company ultimately realizes on one or more of the Company’s investments.

Limited Investment Opportunities Risk

The market for CLO securities is more limited than the market for other credit related investments. The Company can offer no assurances that sufficient investment opportunities for the Company’s capital will be available. In recent years there has been a marked increase in the number of, and flow of capital into, investment vehicles established to pursue investments in CLO securities whereas the size of this market is relatively limited. While the Company cannot determine the precise effect of such competition, such increase may result in greater competition for investment opportunities, which may result in an increase in the price of such investments relative to the risk taken on by holders of such investments. Such competition may also result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions.

Market Risk

Political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of the Company’s investments. A disruption or downturn in the capital markets and the credit markets could impair the Company’s ability to raise capital, reduce the availability of suitable investment opportunities for the Company, or adversely and materially affect the value of the Company’s investments, any of which would negatively affect the Company’s business. These risks may be magnified if certain events or developments adversely interrupt the global supply chain, and could affect companies worldwide.

CLO Warehouse Facilities Risk

The Company may invest in loan accumulation facilities, which are short- to medium-term facilities (also referred to as “CLO warehouses”) often provided by the bank that will serve as placement agent or arranger on a CLO transaction and which acquire loans on an interim basis which are expected to form part of the portfolio of a future CLO. Investments in CLO warehouses have risks similar to those applicable to investments in CLOs. Leverage is typically utilized in such a facility and as such the potential risk of loss will be increased for such facilities employing leverage. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, the CLO warehouse vehicle may be responsible for either holding or disposing of the loans. This could expose the Company to credit and/or mark-to-market losses, and other risks.

Currency Risk

Any of the Company’s investments that are denominated in currencies other than U.S. dollars will be subject to the risk that the value of such currency will decrease in relation to the U.S. dollar. Fluctuations in currency exchange rates will similarly affect the U.S. dollar equivalent of any interest, dividends, or other payments made that are denominated in a currency other than U.S. dollars.

Hedging Risk

Hedging transactions seeking to reduce risks may result in poorer overall performance than if the Company had not engaged in such hedging transactions. Additionally, such transactions may not fully hedge the Company’s risks.

40	www.soundpointmeridiancap.com

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

Reinvestment Risk

CLOs will typically generate cash from asset repayments and sales that may be reinvested in substitute assets, subject to compliance with applicable investment tests. If the CLO collateral manager causes the CLO to purchase substitute assets at a lower yield than those initially acquired or sale proceeds are maintained temporarily in cash, it would reduce the excess interest-related cash flow, thereby having a negative effect on the fair value of the Company’s assets and the market value of the Company’s securities. In addition, the reinvestment period for a CLO may terminate early, which would cause the holders of the CLO’s securities to receive principal payments earlier than anticipated. There can be no assurance that the Company will be able to reinvest such amounts in an alternative investment that provides a comparable return relative to the credit risk assumed.

Interest Rate Risk

The price of certain of the Company’s investments may be significantly affected by changes in interest rates, including increases and decreases in interest rates caused by governmental actions and/or other factors. Although senior secured loans are generally floating rate instruments, the Company’s investments in senior secured loans through investments in junior equity and debt tranches of CLOs are sensitive to interest rate levels and volatility. For example, because CLO debt securities are floating rate securities, a reduction in interest rates would generally result in a reduction in the coupon payment and cash flow the Company receives on the Company’s CLO debt investments. Further, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a changing interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the Company’s cash flow, fair value of the Company’s assets and operating results. Because CLOs generally issue debt on a floating rate basis, an increase in the relevant benchmark index will increase the financing costs of CLOs.

Refinancing Risk

If the Company incurs debt financing and subsequently refinances such debt, the replacement debt may be at a higher cost and on less favorable terms and conditions. If the Company fails to extend, refinance or replace such debt financings prior to their maturity on commercially reasonable terms, the Company’s liquidity will be lower than it would have been with the benefit of such financings, which would limit the Company’s ability to grow, and holders of the Company’s common stock would not benefit from the potential for increased returns on equity that incurring leverage creates.

Tax Risk

If the Company fails to qualify for tax treatment as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended, for any reason, or otherwise becomes subject to corporate income tax, the resulting corporate taxes (and any related penalties) could substantially reduce the Company’s net assets, the amount of income available for distributions to the Company’s stockholders, and the amount of income available for payment of the Company’s other liabilities.

A purchase of the Company’s common stock shortly before payment of a dividend or distribution (referred to as “buying a dividend”) may be disadvantageous because the dividend or distribution to the purchaser has the effect of reducing the per share NAV of the common stock by the amount of the dividend or distribution. In addition, all or a portion of such dividends or distributions (although in effect a return of capital) may be taxable.

Derivatives Risk

Derivative instruments in which the Company may invest may be volatile and involve various risks different from, and in certain cases greater than, the risks presented by other instruments. The primary risks related to derivative transactions include counterparty, correlation, liquidity, leverage, volatility, over-the-counter trading, operational and legal risks. In addition, a small investment in derivatives could have a large potential impact on the Company’s performance, effecting a form of investment leverage on the Company’s portfolio. In certain types of derivative transactions, the Company could lose the entire amount of the Company’s investment; in other types of derivative transactions the potential loss is theoretically unlimited.

Counterparty Risk

The Company may be exposed to counterparty risk, which could make it difficult for the Company or the issuers in which the Company invests to collect on obligations, thereby resulting in potentially significant losses.

Price Risk

Investors who buy shares at different times will likely pay different prices.

Annual Report | March 31, 2025	41

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

Global Risks

Due to highly interconnected global economies and financial markets, the value of the Company’s securities and its underlying investments may go up or down in response to governmental actions and/or general economic conditions throughout the world. Events such as geopolitical events, war, military conflict, acts of terrorism, social unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, tariffs and other trade barriers, sanctions, the spread of infectious illness or other public health threats could also significantly impact the Company and its investments.

Banking Risk

The possibility of future bank failures poses risks of reduced financial market liquidity at clearing, cash management and other custodial financial institutions. The failure of banks which hold cash on behalf of the Company, the Company’s underlying obligors, the collateral managers of the CLOs in which the Company invests (or managers of other securitized or pooled vehicles in which the Company invests), or the Company’s service providers could adversely affect the Company’s ability to pursue its investment strategies and objectives. For example, if an underlying obligor has a commercial relationship with a bank that has failed or is otherwise distressed, such company may experience delays or other disruptions in meeting its obligations and consummating business transactions. Additionally, if a collateral manager has a commercial relationship with a distressed bank, the manager may experience issues conducting its operations or consummating transactions on behalf of the CLOs it manages, which could negatively affect the performance of such CLOs (and, therefore, the performance of the Company).

Additional Information

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (https://www.soundpointmeridiancap.com). This information includes (1) an estimated range of the Company’s net investment income (NII) and realized capital gains or losses per weighted average share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company’s NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company’s NII and realized capital gains or losses for the applicable quarter.

Information contained on our website is not incorporated by reference into this Annual Report and you should not consider information contained on our website to be part of this Annual Report or any other report we file with the SEC.

Forward-Looking Statements

This report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this report may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the Company’s filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this report.

2. MANAGEMENT

Our Board of Directors (the “Board”) is responsible for managing the Company’s affairs, including the appointment of advisers and sub-advisers. The Board has appointed officers who assist in managing the Company’s day-to-day affairs.

The Board

The Board currently consists of five members, three of whom are not “interested persons” (as defined in the 1940 Act) of the Company. The Company refers to these directors as the Company’s “independent directors.”

Under our certificate of incorporation and bylaws, the Board is divided into three classes with staggered three-year terms. The term of only one of the three classes expires at each annual meeting of our stockholders. The classification of the Board across staggered terms may prevent replacement of a majority of the directors for up to a two-year period.

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Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

The directors and officers of the Company are listed below. Except as indicated, each individual has held the office shown or other offices with the same company for the last five years. Certain of the Company’s officers and directors also are officers or managers of our Adviser and its affiliates.

Name, Address and Age(1)	Position(s) held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Other Directorships
Interested Directors
Stephen Ketchum, Age 63	Chairman	Since Inception	Chief Investment Officer and Managing Partner of Sound Point Capital Management since 2008.	Spectacle Bidco Holdings Inc., New York Police and Fire Widows’ and Children’s Benefit Fund, Museum of the City of New York, CitySquash.
Ujjaval Desai, Age 52	Chief Executive Officer	Since Inception	Head of Structured Products and Investing of Sound Point Capital Management and Portfolio Manager for Sound Point Harbor Fund, LP since 2019, and Portfolio Manager for Sound Point CLO Fund, L.P. Fund since 2020	None
Independent Directors
Douglas Healy, Age 60	Director and Chairperson of the Valuation Oversight Committee	Since March 19, 2024	Senior Advisor to AGL Credit Management since July 2024.	None
Matthew Forstenhausler, Age 65	Director and Chairperson of the Audit Committee	Since August 30, 2024	Partner, Ernst & Young LLP from 1981-2019.	Wilshire Mutual Funds, Inc., Wilshire Variable Insurance Trust and Corient Registered Alternatives Fund.
Lana Lewin-Ross, Age 56	Director and Chairperson of the Nominating Committee	Since March 19, 2024	Managing Director of Credit Suisse from 1996-2021.	None

The Company’s registration statement and prospectus include additional information about our directors. A copy of the prospectus is available upon request by calling (212) 895-2293 or from the EDGAR Database on the SEC’s website (www.sec.gov).

Officers

Information regarding our officers who are not directors is as follows:

Name, Address and Age(1)	Positions Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During the Last Five Years
Lucas Foss, Age 47	Chief Compliance Officer	Since July 26, 2024	Deputy Chief Compliance Officer, SS&C Registered Fund Services and Vice President (2021-Present), Assistant Vice President, Regulatory Compliance Manager (2020-2021), Senior Compliance Analyst at Jennison Associates (2013-2019).
Kevin Gerlitz, Age 66	Chief Financial Officer	Since March 19, 2024	Chief Financial Officer of the Adviser.
Andrea Sayago, Age 50	Secretary	Since March 19, 2024	Chief Compliance Officer, Associate General Counsel of the Adviser (2022-Present), Chief Compliance Officer (2011-2022).

(1)	The business address of each our directors and officers is c/o Sound Point Meridian Management Company, LLC, 375 Park Avenue, 34th Floor, New York, NY 10152.

Annual Report | March 31, 2025	43

Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

3. INVESTMENT ADVISORY AGREEMENT

Subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, us pursuant to an Investment Advisory Agreement (the “Advisory Agreement”). A discussion regarding the basis for the Board’s approval of the Advisory Agreement is available in our Semi-Annual Report for the period ended September 30, 2024. A copy of the Semi- Annual Report is available free of charge at www.soundpointmeridiancap.com, upon request by calling (212) 895-2293, or from the EDGAR Database on the SEC’s website (www.sec.gov).

4. ADMINISTRATION AGREEMENT

We have entered into an Administration Agreement, pursuant to which Sound Point Administration LLC (the “Administrator”), furnishes us with office facilities, equipment, and clerical, bookkeeping, and record-keeping services at such facilities. Under the Administration Agreement, the Administrator performs, or arranges for the performance of, our required administrative services, among other things. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement. Our allocable portion of such total compensation is based on an allocation of the time spent on us relative to other matters. The Administration Agreement was approved by the Board in May 2024 for an initial two-year period and will remain in effect thereafter if approved by the Board, including by a majority of our independent directors, on an annual basis.

5. PORTFOLIO INFORMATION

The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT. The Company’s Form N-PORT is available without charge, upon request by calling (212) 895-2293, or from the EDGAR Database on the SEC’s website (www.sec.gov).

6. TAX INFORMATION

For the tax year ended March 31, 2025, the Company recorded distributions on our common stock equal to $2.08 per share or $42,121,638.

7. VOTING PROXIES

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

8. PROXY POLICIES

Based on the nature of our investment strategy, we do not expect to receive proxy proposals, but may from time to time receive amendments, consents or resolutions applicable to investments held by us. It is our general policy to vote proxies only where we believe that the vote is likely to have a material positive economic impact (or to avoid a material negative economic impact) on the value of the underlying credit position (taking into account any related hedges) or the short-term trading strategy employed. If we do not believe the exercise of a proxy vote right will have a material economic impact, we generally will not exercise our voting authority with respect to a proxy. In addition, we may elect to not vote a proxy if the cost of voting, or time commitment required to vote a proxy outweighs the expected benefits of voting the proxy. We may occasionally be subject to material conflicts of interest in voting proxies due to business or personal relationships we maintain with persons having an interest in the outcome of certain votes. If at any time we become aware of a material conflict of interest relating to a particular proxy proposal, our chief compliance officer will review the proposal and determine how to vote the proxy in a manner consistent with interests of the Company’s stockholders.

9. PROXY VOTING POLICIES AND PROCEDURES

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser and our independent directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we,” “our” and “us” refers to Sound Point Meridian Management Company, LLC.

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Sound Point Meridian Capital, Inc.	Additional Information
March 31, 2025 (Unaudited)

10. PROXY VOTING RECORDS

Information regarding how we voted proxies relating to portfolio securities during the most recent 12-month period ended September 30 is available, without charge: (1) upon request, by calling toll free (833) 217-6665; and (2) on the SEC’s website at http://www.sec.gov. You may also obtain information about how we voted proxies by making a written request for proxy voting information to: Sound Point Meridian Management Company, LLC, 375 Park Avenue, 34th Floor, New York, NY 10152.

11. PRIVACY POLICY

We are committed to protecting your privacy. This privacy notice explains our privacy policies and those of our affiliated companies. The terms of this notice apply to both current and former stockholders. We are committed to safeguarding all non-public personal information we receive about you. With regard to this information, we have developed policies that are designed to protect this information, while allowing stockholder needs to be served.

When you purchase shares of our capital stock and in the course of providing you with products and services, we and certain of our service providers, such as a transfer agent, may collect non-public personal information about you, such as your name, address, social security number, or tax identification number. This information may come from sources such as account applications and other forms, from other written, electronic, or verbal correspondence, from your transactions, from your brokerage or financial advisory firm, financial adviser or consultant, and/or information captured on applicable websites.

We do not disclose any non-public personal information provided by you or gathered by us to non-affiliated third parties, except as permitted or required by law or for our everyday business purposes, such as to process transactions or service your account. For example, we may share your personal information in order to send you annual and semi-annual reports, proxy statements, and other information required by law. We may disclose your non-public personal information to unaffiliated third-party financial service providers (which may include a custodian, transfer agent, accountant, or financial printer) who need to know that information in order to provide services to you or to us. These companies are required to protect your information and use it solely for the purpose for which they received it or as otherwise permitted by law. We may also provide your non-public personal information to your brokerage or financial advisory firm and/or to your financial adviser or consultant, as well as to professional advisors, such as accountants, lawyers and consultants.

We reserve the right to disclose or report personal or account information to non-affiliated third parties in limited circumstances where we believe in good faith that disclosure is required by law, such as in accordance with a court order or at the request of government regulators or law enforcement authorities or to protect our rights or property. We may also disclose your personal information to a non-affiliated third party at your request or if you consent in writing to the disclosure.

Annual Report | March 31, 2025	45

Sound Point Meridian Capital, Inc.

375 Park Avenue, 34th Floor
New York, NY 10152
(833) 217-6665
IR@soundpointmeridiancap.com
www.soundpointmeridiancap.com

Investment Adviser

Transfer Agent

SS&C GIDS, Inc.
801 Pennsylvania Ave., Suite 219360
Kansas City, MO 64105-1307